FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of August 2003.

Total number of pages: 107.

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 Tonoshiro-Cho, Kuze

Minami-Ku, Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

 1. On June 26, 2003,  Nidec Corporation files its Annual Report (“Yuukashouken-houkokusho”) for the year  ended March 31, 2003 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Securities and Exchange Law of Japan. The following is the English Translation of Annual Report Based on Japan G.A.A.P (“Yuukashouken -houkokusho”) of,  Nidec Corporation and its subsidiaries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2003
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Senior Director, Investor Relations and Corporate Planning

(Translation in English)
Document submitted:	Annual Report
Statutory ground:	Article 24, Paragraph 1, Securities and Exchange Law
Submitted to:	Chief of the Kanto Local Finance Bureau
Submission date:	June 26, 2003
Financial Period:	From April 1, 2002 to March 31, 2003
Company name:	Nidec Corporation
Representative:	Chairman, President and CEO Shigenobu Nagamori
Address of head quarter:	338 Tonoshiro-cho, Kuze Minami-ku, Kyoto, Japan
Phone:	(075)-922-1111
Contact person:	Hidetoshi Matsuhashi, Director, Accounting Department
Contact address:	338 Tonoshiro-cho, Kuze Minami-ku, Kyoto, Japan
Phone:	(075)-922-1111
Institution to make available for public inspection:	Tokyo Stock Exchange, Osaka Securities Exchange

Chapter 1 Corporate Profile

Section 1 Highlight information

1. Financial highlights

(1) Consolidated Financial Highlight (¥ Million except per share amount, % and the number of employees)

	Fiscal year ended March 31,
	1999	2000	2001	2002	2003
Sales (Note 1)	132,594	138,504	249,238	281,069	298,641
Recurring income	12,018	10,574	18,795	17,658	17,816
Net income	5,674	6,079	9,956	6,461	6,485
Shareholders’ equity	68,303	77,483	82,175	89,551	90,142
Total assets	148,973	161,308	305,677	299,013	305,318
Net assets per share (Note 2 and 3)	2,167.55	2,442.59	1,293.10	1,408.87	1,416.14
Net income per share (common) (Note 2 and 3)	183.01	192.18	163.65	101.67	100.08
Net income per share (diluted) (Note 2 and 3)	176.57	180.37	154.86	97.09	95.66
Shareholders’ equity / total assets	45.8%	48.0%	26.9%	29.9%	29.5%
Earnings on equity	8.9%	8.3%	12.5%	7.5%	7.2%
Price-earnings ratio	79.8	48.4	33.6	84.1	66.7
Net cash provided by operating activities	-	12,551	17,073	28,758	29,224
Net cash used in investing activities	-	(6,867)	(4,897)	(25,155)	(29,168)
Net cash used in or provided by financing activities	-	(837)	5,138	(3,664)	(2,717)
Cash and cash equivalents at end of period	29,642	32,780	51,925	53,586	49,315
Number of employees	-	13,337	30,147	35,115	40,932
(Add temporary workers)		(4,183)	(4,677)	(5,162)	(5,632)

Note (1) Consumption taxes are excluded from sales amount.

(2) Calculated using the average number of shares outstanding for the period (excluding shares held by Nidec Corporation) All per share amounts have been restated to reflect the retroactive effect of the 2 for 1 stock split that took effect on May 19, 2000.

(3) Net asset per share and Net income per share (common, diluted) are represented pursuant to Japanese new regulation from the period ended March 31, 2003.

(2) Non-consolidated (¥ Million except dividend per share, % and the number of employees)

	Fiscal year ended March 31,
	1999	2000	2001	2002	2003
Sales (Note 1)	106,053	98,117	99,605	124,884	129,164
Recurring income	11,278	7,087	8,336	11,242	7,252
Net income	6,393	5,178	5,421	7,316	4,965
Capital	25,539	26,357	26,454	26,468	26,485
Common stock outstanding (thousand)	31,513	31,722	63,549	63,563	63,574
Shareholders’ equity	67,727	74,691	78,941	84,624	88,039
Total assets	129,438	130,113	154,285	165,253	168,871
Net assets per share (Note 3)	2,149.18	2,354.56	1,242.21	1,331.35	1,383.93
Dividend per share (Note 2)	30	30	20	25	25
Net income per share (common) (Note 3)	206.20	163.71	89.12	115.11	77.04
Net income per share (diluted) (Note 3)	199.68	156.03	84.97	109.80	73.89
Shareholders’ equity / Total assets	52.3%	57.4%	51.2%	51.2%	52.1%
Earnings on equity	10.2%	7.3%	7.1%	8.9％	5.8%
Price-earnings ratio	70.8	56.8	61.7	74.3	86.7
Dividend payout ratio	14.7%	18.3%	22.4%	21.7%	32.5%
Number of employees	1,191	909	939	966	1,099
(Add temporary worker) (Note 4)	(-)	(77)	(41)	(219)	(172)

Note (1) Consumption taxes are excluded from sales amount.

(2) Dividend for the period ended March 31, 2002 includes ¥5 of commemorative dividend related to the listing on New York Stock Exchange.

(3) Nidec’s own sharers are treated as a deductive item from equity from the period ended March 31, 2002.  Net asset per share and Net income per share (common, diluted) is calculated by deducting own shares from common stock outstanding.

(4) The number of employees is based on the actually worked employees effective from the period ended March 31, 2000.

(5) Net asset per share and Net income per share (common, dilited) are represented pursuant to Japanese new regulation from the period ended March 31, 2003.

2. History

Date		History
1973	July	Nidec Corporation was established in Nishikyo-ku, Kyoto.
	August	Manufacture and sales of small high-precision AC motors begun.
1975	February	Kameoka Factory was established in Kameoka City, Kyoto (closed in December, 1993).
	April	Full-scale production of brushless DC motors begun.
Tokyo Sales Office was opened. (now Tokyo Branch Office)
1976	April	Nidec America Corp. was established in Saint Paul, U.S.A.
1979	January	Manufacture and sales of electronic controllers (motor controllers) for massagers began.
	October	Manufacture and sales of spindle motor for 8-inch hard disk drive began.
1981	November	Manufacture and sales of spindle motor for 5.25-inch hard disk drive began.
1982	June	Mineyama Plant was established in Mineyama-cho, Naka-gun, Kyoto (now Mineyama Precision Matching Center).
	October	Full-scale production and sales of brushless DC axial fans begun.
1984	February	Acquired the axial flow fan division of Torin Corp., and established Nidec Torin Corporation, in Torinton, U.S.A. (later merged with Nidec America Corp.)
	October	Shiga Factory established.
1985	September	Manufacture and sales of spindle motor for 3.5-inch hard disk drive began.
1986	July	Nidec head office was moved to Chuukyo-ku, Kyoto city.
	October	Tottori Densan Corp. was established. (later merged with Nidec Electronics.)
1988	June	Okayama Nidec Corp. was established.
	November	Nidec Corporation’s common stock was listed on the Second Section of the Osaka Securities Exchange, and on the Kyoto Stock Exchange.
1989	January	Acquired DC Pack Co., Ltd., (later changed its name to Ibaragi Nidec Corp.) and entered the power supply market.
	March	Nidec Singapore Pte. Ltd. was established.
Acquired Shinano Tokki Co., Ltd. (later changed its name to Nagano Nidec Corp. ).
	September	Nidec Electronics Corp., was established in Tottori for axial fan production.
1990	August	Nidec Electronics (Thailand) Co., Ltd. was established.
1991	April	Osaka Office was opened.
1992	February	Nidec (Dalian) Ltd. was established in China.
	April	Central Laboratory and FA Development Center was established in Ukyo-ku, Kyoto.
Nagoya Sales Office was opened.
	October	Nidec Taiwan Corp. was established.
1993	April	Nidec Electronics GmbH was established in Germany.
	September	Corporate Office was transferred to company-owned building in Ukyo-ku, Kyoto.
	October	Masaka Electronics Co., Ltd. was purchased and merged with Ibaragi Nidec Corp., and changed its name to Nidec Power General Corp.
Nidec (H.K.) Co., Ltd. was established in Hong Kong.
1994	May	Koyo Nidec (Dalian) Precision Bearings Co., Ltd. was established as a joint venture with Koyo Seiko Co., Ltd.
1995	February	Kyoritsu Machinery Co., Ltd. became a Nidec’s affiliate through purchase of shares. (now Nidec Machinery Corp.)
Shimpo Industries Co., Ltd., the leading manufacturer of variable transmissions, became a Nidec’s affiliate through purchase of shares. (now Nidec Shimpo Corp.)
	December	Nidec Philippines Corp. was established.
1997	March	Tosok Corp. became a Nidec’s affiliate through purchase of shares.
	April	Nagano Nidec Corp. was merged with Nidec Corp. and Nagano Technical Center was established.
Read Electronics Corp. became a Nidec’s affiliate through purchase of shares. (now Nidec-Read Corp.)
	May	Kyori Kogyo Co., Ltd., became a Nidec subsidiary. (now Nidec Kyori Corp.)
	October	Nidec Power General Corp. received investment from Potrans Japan Co., Ltd. and others, and changed its name to Nidec Potrans Corp.
	December	Nidec Tosok (Vietnam) Co., Ltd. was established as a joint venture with Tosok Corp.
1998	February	P.T. Nidec Indonesia was established.
Copal Co., Ltd. and Copal Electronics Co., Ltd. became Nidec affiliates through purchase of shares
	May	Nidec Tokyo Office was moved to Osaki, Shinagawa-ku, Tokyo.
	September	The common stock of the company was listed on the First Section of the Tokyo Stock Exchange and on the Fist Section of the Osaka Securities Exchange.

Date		History
1998	October	Shibaura Nidec Corp. was established as a joint venture with Shibaura Mechatronics Corp. and Toshiba Corp.
Kyushu Sales Office was opened Fukuoka.
Nidec Copal (Malaysia) Sdn. Bhd. was established as a joint venture between Nidec Singapore Pte. Ltd. and Copal Co., Ltd.
Nidec Copal Philippines Corp. was established as a joint venture with Copal Co., Ltd.
	November	Nidec Shibaura (Thailand) Co., Ltd. was established as a joint venture between Nidec Electronics (Thailand) Co., Ltd. and Thai Shibaura Electric Co., Ltd.
1999	January	Nidec Copal (Vietnam) Co., Ltd. was established as a joint venture with Copal Co., Ltd.
	March	Nidec Precision (Thailand) Co., Ltd. was established.
	April	Nidec Shibaura (Zhejiang) Co., Ltd. was established as a joint venture with Shibaura Nidec Corp.
Nidec Total Service Corp. was established as a joint venture with Nidec-Shimpo Corp., Tosok Corp., Copal Co., Ltd., Shibaura Nidec Corp., Nidec-Kyori Corp., and Nidec-Read Corp.
	October	Nemicon Corp. became a Nidec’s subsidiary. (now Nidec Nemicon Corp)
	December	Nidec Korea Corp. was established.
2000	March	Y-E Drive Corp. became a Nidec’s subsidiary. (now Nidec Power Motor Corp.)
	April	Tottori Nidec Corp. and Nidec Electronics Corp. were merged. (later changed its name to Nidec Electronics Corp.)

Nidec Shibaura (Thailand) Co., Ltd. and Nidec Shibaura Electronics (Thailand) Co., Ltd. (former Thai Shibaura Electric Co., Ltd.) were merged. (later changed its name to Nidec Shibaura Electronics (Thailand) Co., Ltd.)

	July	Nidec Johnson Electric Corp. and Nidec Johnson Electric (Hong Kong) Ltd. were established as joint ventures with Jonson Electric.
	October	Nidec Hi-Tech Motor (Thailand) Co., Ltd. was established.
2001	January	Nidec Precision Philippines Corp. was established.
	September	Nidec Corporation’s common stock was listed on the New York Stock Exchange.
	October	Taiwan Technical Center was opened
2002	March	Nidec System Engineering (Zhejiang) Corp. was established as joint venture with Nidec Copal Corp., Nidec Tosok Corp., Nidec Read Corp., Nidec Kyori Corp., Nidec Machinery Corp.
	April	Nidec Electronics Corp. were merged into Nidec Corp. and became Tottori Technology Development Center.
Nidec (Zhejiang) Corp. was established.
	June	Nidec (Dong Guan) Ltd. was established.
	July	The Power Supply Division of Nidec America Corp. was transferred.
Sold Shares of Nidec Potrans Corp. Withdrew from the power supply business.
	August	Established NTN-Nidec (Zhejiang) Corp. as a joint venture with NTN Corp.
2003	March	The construction of NIdec Central Development Technology Center Building was completed.

Note: Our head office was moved from 10 Tsutsumisoto-cho, Nishikyogoku, Ukyo-ku, Kyoto to 338 Tonoshiro-cho, Kuze Minami-ku, Kyoto, Japan as of May 2, 2003.

3. General Information about Business

The Nidec Group is comprised of Nidec Corporation (“Nidec”), 63 consolidated subsidiaries and 7 affiliates with operations in the following four business segments: Small precision motors, Mid-size motors, Machinery and power supplies and Others, which includes components for automobiles and pivot assemblies. The principal business activities in each of these segments are carried out in the areas of product development, manufacturing and sales and distribution networks as well as other services have been established for each business both in Japan and overseas.

Business	Production or Sales	Description	Companies
Small precision motors	Production	Small precision DC motors

Nidec Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec (Dalian) Limited, Nidec Singapore Pte. Ltd., Nidec Philippines Corporation, Nidec Copal Corporation, Nidec Copal Philippines Corporation, Nidec (Zhejiang) Corporation and Nidec (Dong Guan)Limited.

		Small precision fan	Nidec Corporation, Nidec Copal Corporation, Nidec America Corporation, Nidec (Dalian) Limited and Nidec Tosok (Vietnam) Corporation.
		Miniature vibration motors	Nidec Copal Corporation and Nidec Copal (Vietnam) Co., Ltd.
Parts

Nidec Corporation, Nidec Electronics (Thailand) Co., Ltd., Nidec Precision (Thailand) Co., Ltd., Nidec (Dalian) Limited, Nidec Philippines Corporation, P.T. Nidec Indonesia and Nidec Precision Philippines Corporation

	Sales (Japan)		Nidec Corporation and Nidec Copal Corporation
Sales (Overseas)

Nidec Corporation, Nidec Copal Corporation, Nidec America Corporation, Nidec Electronics GmbH, Nidec Electronics (Thailand) Co., Ltd., Nidec Singapore Pte. Ltd., Nidec Philippines Corporation, Nidec (H.K.) Co., Ltd. and Nidec Taiwan Corporation.

Mid-size motors	Production	For office automation equipment and home electric appliances OA	Nidec Power Motor Corporation, Nidec Shibaura Corporation, Nidec Shibaura (Zhejiang) Corporation and Nidec Shibaura Electronics (Thailand) Co., Ltd.
		For automobiles	Nidec Corporation and Nidec Shibaura (Zhejiang) Corporation.
	Sales (Japan)		Nidec Corporation, Nidec Power Motor Corporation and Nidec Shibaura Corporation
	Sales (Overseas)		Nidec Corporation, Nidec (H.K.) Co., Ltd., Nidec Electronics GmbH, Nidec Shibaura Corporation, Nidec Shibaura (Zhejiang) Corporation and Nidec Shibaura Electronics (Thailand) Co., Ltd.

Machinery and power supplies	Production	Power transmission drives	Nidec-Shimpo Corporation
Factoy automation related equipment FA

Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Machinery Corporation, Nidec-Kyori Corporation, Nidec-Read Corporation, Nidec-Shimpo Corporation and Nidec System Engineering (Zhejiang) Corporation.

		Power supplies	Nidec America Corporation
	Sales (Japan)		Nidec Corporation, Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Machinery Corporation, Nidec-Kyori Corporation and Nidec-Read Corporation
	Sales (Overseas)		Nidec-Shimpo Corporation, Nidec Tosok Corporation, Nidec Copal Corporation, Nidec-Read Corporation, Nidec-Kyori Corporation, Nidec America Corporation and Nidec Electronics GmbH.
Others	Production and Sales	Pivot assemblies	Nidec Singapore Pte. Ltd.
	Production	Automobile parts	Nidec Tosok Corporation and Nidec Tosok (Vietnam) Corporation.
		Electronic components	Nidec Copal Electronics Corporation
		Optical components	Nidec Copal Corporation and Nidec Copal (Thailand) Co., Ltd.
	Sales (Japan)		Nidec Corporation, Nidec Tosok Corporation, Nidec Copal Corporation and Nidec Copal Electronics Corporation
	Sales (Overseas)		Nidec Corporation, Nidec Copal Corporation, Nidec Copal Electronics Corporation, Nidec America Corporation and Nidec Singapore Pte. Ltd.
	International Purchase	Parts	Nidec Taiwan Corporation, Nidec (H.K.) Co., Ltd. and others.
	Service etc	Service	Nidec Total Service Corporation.

Nidec America Corporation sold its Power Supply Division to Ault Incorporated (Headquartered in Minneapolis, Minnesota) as of July 16, 2002.

4. Subsidiaries and Affiliates

Company name	Address	Capital (¥ million)	Main business	Voting right (%)	Relationship with Nidec
					Concurrent Directors post		Financial support	Business relationship	Existence of equipment lease	Others
					No.of Nidec director	No.of Nidec employee
Consolidated subsidiaries
Nidec-Shimpo Corporation	Kyoto, Japan	2,592	Machinery and power supplies	51.6%	4	2	Loan	Sales of Nidec’s products and purchase of Nidec-Shimpo Corporation’s products	Yes	Note 3
Nidec Tosok Corporation	Kanagawa, Japan	3,159	Small precision motors, Machinery and power supplies and others	55.2% (4.6)	4	1	-	Purchase of Nidec Tosok Corporation’s products	Yes	Note 2 Note 3
Nidec Copal Corporation	Tokyo, Japan	9,390	Small precision motors, Machinery and power supplies and others	45.5% (0.2)	2	-	-	Sales of Nidec’s products and purchase of Nidec Copal Corporation’s products	No	Note 2 Note 3 Note 5 Note 7
Nidec Copal Electronics Corporation	Tokyo, Japan	2,362	Other	44.0% (0.0)	3	-	-	N/A	No	Note 3 Note 5
Nidec-Read Corporation	Kyoto, Japan	938	Machinery and power supplies	58.0% (43.8)	3	2	-	N/A	Yes	Note 3
Nidec-Kyori Corporation	Shiga, Japan	450	Machinery and power supplies	69.2%	2	-	-	Purchase of Nidec-Kyori Corporation’s products.	Yes	-
Nidec Power Motor Corporation	Fukuoka, Japan	750	Mid-size motors	78.0%	3	-	-	Purchase of Nidec Power Motor Corporation’s products.	Yes	-

Nidec Shibaura Corporation	Fukui, Japan	1,000	Mid-size motors	100%	5	1	Loan	Purchase of Nidec Shibaura Corporation’s products	Yes	-
Nidec America Corporation	Connecticut, U.S.A.	US$ 82.2 thousand	Small precision motors and Machinery and power supplies	100%	1	1	Loan	Production and sales of Nidec products	No	-
Nidec Singapore Pte. Ltd.	Singapore	US$4,656 thousand	Small precision motors, Machinery and power supplies and Other	100%	4	-	-		No	Note 2 Note 7
Nidec Electronics (Thailand) Co., Ltd.	Thailand	TB 1,950,000 thousand	Small precision motors	99.9%	3	1	Debt guarantee	Production of Nidec’s products	No	Note 2
Nidec Taiwan Corporation	Taipei, Taiwan	NT$ 5,000 thousand	Small precision motors	100.0%	3	1	-	Sales of Nidec’s products and procurement of parts	No	-
Nidec (H.K.) Co., Ltd.	Hong Kong	HK$ 800 thousand	Small precision motors and Machinery and power supplies	99.9%	3	2	-	Sales of Nidec’s products and procurement of parts	No	-
Nidec (Dalian) Limited	Liaoyang, China	US$ 32,500 thousand	Small precision motors	100%	3	1	Loan and debt guarantee	Production of Nidec’s products and parts	No	Note 2
Nidec Electronics GmbH	Bonn, Germany	EUR 153 thousand	Small precision motors and Machinery and power supplies	100%	1	1	-	Sales of Nidec’s products	No	-
Nidec Philippines Corporation	Phillipine	PP 1,400,000 thousand	Small precision motors	99.9%	3	2	Loan and debt guarantee	Production of Nidec’s products and parts	No	Note 2
Nidec Tosok (Vietnam) Corporation	Ho Chi Minh, Viet Nam	US$ 34,947 thousand	Small precision motors and other	100% (61.5)	1	1	Debt guarantee	Production of Nidec’s products	No	Note 2
Nidec Copal Philippines Corporation	Phillipine	PP 333,034 thousand	Small precision motors and other	83.6% (51.0)	1	1	-	Production of Nidec’s products	No	-

Nidec Shibaura (Zhejiang) Corporation	China	RMB 191,284 thousand	Mid-size motors	100.0% (89.3)	2	-	-	Production and sales of Nidec’s products.	No	Note 2
Nidec Hi-tech Motor (Thailand) Co., Ltd	Thailand	TB 400,000 thousand	Small precision motors	99.9% (99.9)	1	3	-	production of Nidec’s products	No	Note 2
Other 35 companies

Affiliates with equity method
Nidec Development Philippines Corporation	Philippines	PP 99,999 thousand	Possesion of land	39.9%	2	-	-	N/A	No	-
Nidec Johnson Electric Corporation	Tokyo, Japan	100	Small precision motors	51.0%	3	1	-	Purchase of Nidec Johnson Electric (Hong Kong) Ltd products	No	Note 6
Nidec Johnson Electric (Hong Kong) Ltd.	Hong Kong	US$11,200 thousand	Small precision motors	49.0%	3	-	Loan	N/A	No	-
Other 2 companies

Note 1. The names of main segments of products are stated in the column of main business.

2. Special subsidiary stipulated in Japanese securities regulations.

3. Securities reports are submitted to the relevant authorities.

4. The numbers in Blackets in the column of voting right shows indirect possession and is included in the number above.

5. Treated as a consolidated subsidiary based on the controlling criteria, although Nidec interest is less than 50%.

6. Equity method is applied based on the controlling criteria. Because the affiliate can make a final decision on important financial and business policies even if Nidec owns majority of the affiliate’s shares, the affiliate is not a consolidated subsidiary of Nidec.

7. Regarding Nidec Copal Corporation and Nidec Singapore Pte. Ltd., the sales of these companies excluding sales to consolidated companies exceed 10% of sales in Nidec’s consolidated statement, respectively. The main profit and loss information is as follows. Sales of other consolidated subsidiaries do not exceed 10% of sales in Nidec’s consolidated statements, so the same information is curtailed.

Company name	Sales amount (¥ Million)	Ordinary profit (¥ Million)	Net profit (¥Million)	Net asset (¥Million)	Total Asset (¥Million)
Nidec Copal Corporation	48,921	3,386	1,161	24,611	45,015
Nidec Singapore Pte. Ltd.	50,559	1,652	1,567	4,975	19,015

5. Employees

(1) Number of employees (Consolidated)

		As of March 31 2003
Business segment	Number of employees	Average number of temporary workers
Small precision motors	28,019	3,630
Mid-size motors	4,339	419
Machinery and power supplies	1,872	110
Other	6,556	1,464
Corporate	146	9
Total	40,932	5,632

Note 1. “Average number of temporary workers” is not included in the “Number of employees” above.

2. “Corporate” indicates employees working for common administrative business of the group that cannot be allocated to a specific business segment.

3. The reason why the number of employees increased by 5,817 compared with the previous year is mainly due to the new production sites established in this period and increased production by existing production sites to meet with increased demand overseas.

(2) Number of employees (Non-consolidated)

As of March 31, 2003
Number of employees: 1,099	1,099
Average number of temporary workers	172
Average age	34.3
Average year of continuous employment	8.1
Average annual salary	¥4,824,165

Note 1. “Average number of temporary workers” is not included in the “Number of employees” above.

2. “Average annual salary “ includes additional salary to standard salary and bonus.

3. The reason why the number of employees increased by 133 compared with the previous year is mainly due to the merger of Nidec Electronics Corporationin to Nidec and an increase in new hired employees.

(3) Labor union

Nothing significant to be reported.

Section 2 Business Results

1. Overview

(1) Business Results

Fiscal 2003 began with an expectation of U.S. economic recovery. However, the global economy in general continued to stagnate or even aggravate, only with an exceptional prominence of China’s robustness. The Japanese economy also suffered from an intense deflationary spiral widespread over the nation’s entire markets. Survival race in the real economies set off massive corporate bankruptcies and job losses, making the overall picture of Japan’s economy look increasingly gloomy. In such a harsh global environment, stimulating consumer demand was a work of the greatest difficulty. The information and communication industry, Nidec’s main business terrain, closed the fiscal year without seeing any real rise in demand for consumer products and equipment investments. Given a long-standing economic stalemate, however, Nidec’s pursuit of products for growth and progress, market and technology remained intact. Its ceaseless efforts of streamlining and improving business to grow further into a company with strong world competitiveness never slowed down. While having incurred a full impact of cost burdens attributed to active investments, plummeted demand and a plunge in sales prices triggered by desperate struggle for corporate survival, Nidec managed to achieve the financial results along the lines of its previous forecasts. However, devaluation losses on foreign currencies and decreases in evaluation of stock holdings remained unrecovered.

Regarding the business performance for the year ended March 2003, total consolidated net sales increased by 6.3% as compared to the year ended March 31, 2002, to ¥298,641 million for the year ended March 31, 2003. Total consolidated operating income increased by 41.1% as compared to the year ended March 31, 2002 to ¥22,861 million for the year ended March 31, 2003. Recurring profit increased by 0.9% to ¥17,816 million as compared to the year ended March 31, 2002. Net income amounted to ¥6,485 million which increased by 0.4% as compared to the year ended March 31, 2002.

Business results by segment are as follows:

(Small Precision Motors)

Net sales of this segment increased by approximately ¥13,000 million, or 8.3%, as compared to the year ended March 31, 2002 to ¥168,591 million for the year ended March 31, 2003.

During the year ended March 31, 2003, sales of motors for HDD increased by 4.2% to ¥97,717 million as unit sales increased by 14.1%. Yen-based unit price decreased by approximately 8%. Because the yen appreciated approximately 2.5% against the US dollar during the year ended March 31, 2003, U.S. dollar-based unit prices were also deemed to have decreased by approximately 6%.

Net sales of other DC motors, including those for CD-R/RW and DVD, rose 18.7% as compared to the year ended March 31, 2002, to ¥25,497 million, surpassing the rate of increase in HDD motor sales. Furthermore, unit sales increased at even a higher rate of approximately 35%. As a result, unit sales showed the second consecutive yearly rise while the average unit price fell by approximately 12% per annum.

Net sales of fan motors increased by 14.4%, to ¥27,374 million as compared to the year ended March 31, 2002, mainly due to increased demand for fan motors used in microprocessor cooling units and video game consoles in the first half of the year ended March 31, 2003. However the demand for its products diminished rapidly in the second half of the year ended March 31, 2003.

Net sales of other small precision motors rose 9.2% as compared to the year ended March 31, 2002, to ¥18,002 million for the year ended March 31, 2003 due mainly to an increase in sales of vibration motors used in mobile phones. Operating income in this segment increased by 12.2%, or ¥1,900 million, to ¥17,667 million due to an increase in demand for various motors and an improved profit margin from mass production of FDB Motors.

(Mid-size motors)

Net sales of this segment increased by 3.5%, or ¥1,250 million, as compared to the year ended March 31, 2002, to ¥37,479 million for the year ended March 31, 2003. Net sales of motors for power steering increased by ¥2,100 million, however, net sales of motors for capital investment related market decreased slightly. Operating income in this segment amounted to ¥495 million for the year ended March 31, 2003 as compared to operating loss of ¥503 million for the year ended March 31, 2002. As for this segment, we have been focusing on the development of new products and new markets for automobile parts, home electric appliances and industrial machineries. This segment became profitable due to the commencement of mass production of motors for automobile and improved profit margin for home electric appliances and industrial machineries due to the shift of production sites to overseas. In this respect, the outcomes from the improved management of Nidec Shibaura Corporation and Nidec Power Motor Corporation, which achieved cost cutting by shifting production sites from Japan to overseas, were very contributory.

(Machinery and power supplies)

Net sales of this segment dropped by 6.1%, or approximately ¥2,100 million, as compared to the year ended March 31, 2002, to ¥31,763 million for the year ended March 31, 2003. Approximately ¥1,700 million is attributable to a decline in power supply business due to the pullout of this particular market in the US and Japan. As for machinery, capital investment related products such as precision press, inspection equipment and other various production facilities for semiconductors, etc. remained at the same level due to sluggish business conditions during the year. Operating income for this segment increased by 41%, or ¥600 million, as compared to the year ended March 31, 2002, to ¥2,125 million for the year ended March 31, 2003. The reason for this increase is due to the pullout of power supply business and improved management of machinery business whereas the business condition and production orders for machinery have been depressed.

(Other)

Net sales of this segment increased by 9.8%, or ¥5,400 million, as compared to the year ended March 31, 2002, to ¥60,807 million for the year ended March 31, 2003. Net sales for shutters for digital cameras and precision components for optics increased by 23%, or approximately ¥5,000 million and electronic parts for electronic circuit and pressure sensor increased by 9% and automobile parts increased by 10%, respectively, as compared to the previous year. However, pivot assemblies decreased to a large extent. Operating income for this segment amounted to ¥5,801 million, an increase of 102.3% as compared to the year ended March 31, 2002, largely due to the outcome from improved management on various parts mentioned above.

Business results of each geographical segment market are as follows:

(Japan)

As for sales in Japan, the business for mid-size motors for machinery and industrial equipment experienced sluggish conditions. On the other hand, there had been steady and vigourous orders for optics parts such as shutters for digital cameras and precision components. The mass production of motors for automobiles was commenced this year. Under such circumstances, sales in Japan increased by 5.2% to ¥183,938 million as compared to the previous year. Operating income increased by 24% to ¥11,834 million as compared to the previous year.

(North America)

Sales in North America decreased by 21% to ¥8,490 million as compared to the previous year due to the withdrawal from the power supply business and customers’ shift of their manufacturing bases from North America to Asian countries. Operating income increased to ¥304 million, in sharp contrast to a ¥611 million loss during the previous year. The remarkable improvement in operating income was derived from the withdrawal from the power supply business and increased business in high-value added products in the sales mix.

(Asia)

Sales in Asia increased by 12.7% to ¥101,210 million and operating income increased by 29.9% to ¥13,654 million as compared to the previous year due to the shift of many of the customers’ manufacturing sites from North America to Asia and an increased demand for small precision mortors.

(Other)

Sales in other regions, or more specifically, in Europe, decreased by 12.1% to ¥5,001 million, mainly due to the fact that one of our big customers shifted its manufacturing sites to Asia. However, operating income remained the same level of ¥138 million as compared to of the previous year.

(2) Cash Flow

The balance of cash and cash equivalents as of March 31, 2003 decreased by ¥4,270 million from the balance at March 31, 2002 to ¥49,315 million.

This decrease is attributable mainly to the affirmative capital investment during this year, whereas net income before income taxes and minority interests increased by 8.5%, or approximately ¥1,000 million, to ¥12,712 million as compared to the previous year end.

(Cash flows from operating activities)

Cash flow from operating activities increased by 1.6%, or ¥466 million, as compared to the previous year, to ¥29,224 million for the year ended March 31, 2003. This increase is mainly attributable to the increase amounting to ¥994 million of the net income before income taxes and minority interests, and an increase in notes and accounts payable whereas a part of this increase is offset against an increase in notes and accounts receivable and in inventories.

(Cash flows from investing activities)

Net cash used for investing activities increased by 16%, or ¥4,013 million, to ¥29,168 million. The main item of net cash used was payment amounting to approximately ¥25,800 million for the purchase of fixed assets such as property, plant and equipment being increased by ¥1,300 million. Approximately ¥1,700 million decrease in proceeds from sales of fixed assets as compared to the previous year also contributed to the increase.

(Cash flows from financing activities)

Net cash used for financing activities decreased by 25.9%, or ¥947 million, to ¥2,717 million. The main item for these activities was dividends paid. The redemption money amounting to ¥9,800 million for the convertible bond due in this year was funded by short-term borrowings from banks.

2. Production, Orders Received and Sales

(1) Production by Business Segment

Business Segment	Production for the period (¥ Million)	Change compared to the previous period (%)
Small precision motors	163,815	106.7
Mid-size motors	36,676	99.9
Machinery and power supplies	32,219	105.7
Other	59,251	116.4
Total	291,963	107.5

Note (1) Amounts are based on selling price to customer and transfers between segments are not counted.

(2) Consumption taxes are excluded from the amounts above.

(2) Orders received by Business Segment

Business Segment	Orders received for the period (¥ Million)	Change compared to previous period (%)	Outstanding orders as of March 31, 2003 (¥ Million)	Change compared to previous period (%)
Small precision motors	169,257	103.9	32,110	102.1
Mid-size motors	36,564	93.4	6,721	88.0
Machinery and power supplies	31,854	112.4	5,404	101.7
Other	61,965	119.6	9,901	113.3
Total	299,642	106.2	54,138	101.9

Note: Consumption taxes are excluded from the amounts above.

(3) Sales by Business Segment

Business Segment	Sales for the period (¥ Million)	Change compared to previous period (%)
Small precision motors	168,591	108.3
Mid-size motors	37,479	103.5
Machinery and power supplies	31,763	93.9
Other	60,807	109.8
Total	298,641	106.3

Note (1) Consumption taxes are excluded from the amount above.

(2) Transactions between segments are eliminated.

3. Challenges and Issues

Nidec group is doing its business in various fields around the world. Among other things, the competition in the field of information and telecommunication is extremely fierce and struggle for surviving in this field is severe.

On the other hand, global standard is required for the management in all aspects and the management methodology on how to integrate managerial resources and how to get the outcome efficiently is considered to become more important.

Given the above circumstances, Nidec group faces the following immediate issues.

1. Strengthening earning power

Based on the clarification of how to enlarge overseas production and how to make materials or parts used to assemble the products by using own facilities, specific measures have been taken already. The production of parts for automobiles has been taken off steadily at the production sites in Viet Nam. We will get outcome from these investments most surely maximize the consolidated income.

2. Reinforcement of technological development

Nidec group is promoting the reinforcement of technological development in order to meet changing market demands and to supply new technology or new products. As for motor business, the Central Development Technical Research Laboratory was established in May 2003, thereby concentrating engineering staff. Another development and technical research laboratory is also scheduled to be established in Tokyo.

3. Compliance with global standard

As a global enterprise, Nidec ensures to comply with management, accounting standard, disclosure of financial position required by global standard. Nidec establised Compliance department and Risk control department newly in May 2003 and ensures to reinforce internal control.

4. Material Contractual Agreements

(1) Murual technical service contracts

Party to a contract	Counterparty	Country	Segment	Content	Contract term
Nidec	PAPST LICENSING GmbH and Mr.GEORG PAPST	Germany	Mortors and relevant products(excluding HDD)	Patent licensing	From 1997/4/1 till expiration date of the last patent

   Note: the above contract stipulates that Nidec shall pay the prescribed amount as a royalty every year until 2006.

(2) Umbrella agreement for the new motor technology

Party to a contract	Counterparty	Country	Segment	Content	Contract term
Nidec	SEAGATE TECHNOLOGY LLC	U.S.A.	Motors, parts and production and inspection equipments for motors	1. Mutuak patent licencing 2. Know how licence and technical assistance 3. Supply of motors	From 2000/4/1 to 2005/4/1

Note: Patent mutual licencing of the above contract stipulates that Nidec shall pay the prescribed amount as a royalty every year until 2005/4/1 and Nidec will be able to use patent until the expiration of the concerned patent by paying additional fees for another 3 years after the expiration of this contract.

(3) Joint venture company

Party to a contract	Counterparty	Country	Joint venture company	Contribution pro rata	Date of establishment	Remarks
Nidec	Johnson Electric Holdings Limited	China	Nidec Johnson Electric Corporation	Nidec ¥51 million JE ¥49 million	2000/7/1	Business collaboration with respect to production and sales of brushed motors
			Nidec Johnson Electric (Hong Kong) Ltd.	Nidec US$5,488 K JE US$5,712 K	2000/7/1
Nidec	NTN Corporation	Japan	NTN-Nidec (Zhejiang) Corporation	Nidec US$2,600 K NTN US$3,900 K	2000/8/28	Business collaboration with respect to fluid dynamic bearing unit of spindle motor for hard disk drive

Note: 1. Contribution amounts include the total amounts contributed as of March 31, 2003.

2. As for important decision making on the management for Nidec Johnson Electric Corporation and Nidec Johnson Electric (Hong Kong) Ltd., both parties have an equal right to it.

(4) Technical service contracts and manufacturing and sales contract for consolidated subsidiaries

Party to a contract	Counterparty	Country	Contract details	Calculation basis for royalty	Date of contract	Contract term
Nidec Tosok Corporation	Brown & Sharpe Gmbh	Japan	Acquirement of distributorship for 3-D coordinates measuring instrument and relevant products	N/A	1996/11/20	1 year and automatic renewal basis after expiration
	Telstar Engineering Co., Ltd.	Republic of Korea	Provision of manufacturing and sales right for column type air micro meter, AE converter, etc.	Initial payment and prescribed percentage on sales amount	2000/12/21	5 years and automatic renewal basis after expiration
	Kefico Corporation	Republic of Korea	Provision of technical information, know-how, manufacturing and sales right for RXC distributing board	3% on sales amount	2003/3/24	8 years

(5) Contracts for business transfer for consolidated subsidiaries

Nidec America Corporation entered into a contract to sell the operating assets of its Power Supply Division to Ault Incorporated (Minneapolis, Minnesota) on July 16, 2002, and such business was transferred on the same day.

(a) Transferred Business

The production and sales of custom AC/DC power supplies and AC/DC converter products conducted by Nidec America Corporation.

(b) Transfers of Employees

Some employees in the Power Supply Division were transferred to Ault Incorporated on July 16, 2002. Since then, those remained have gradually been transferred to Ault Incorporated as the transfer of business actually progresses.

(c) Transferred assets and liabilities

Assets		Liabilities
Account	Amount (¥ million)	Account	Amount (¥ million)
Current assets		Current liabilities
Accounts receivables	-	Accrued expenses	15
Inventories	128	Other	-
Other	-
Fixed assets		Non-current liabilities	-
Machinery	62
Other	-
Investments and other	-
Total	191	Total	15

(6) Share exchange contract

On April 24, 2003, Nidec and Nidec-Shimpo Corporation entered into a contract, under which Nidec-Shimpo Corporation is to become a wholly owned subsidiary of Nidec in order to improve Nidec group business performance by concentrating its management resources and financial efficiency. This share exchange contract was approved by the annual general meeting of shareholders held on June 25, 2003.

The outlines of this contract are as follows.

(a) Contract summary

Nidec shall be a parent company and Nidec-Shimpo Corporation shall be a wholly owned subsidiary of Nidec by exchanging shares according to commercial law article 352 and 363.

(b) The proposed date of share exchange : October 1, 2003.

(c) Issuing new Nidec shares and exchange shares

Nidec shall newly issue 582,990 common shares and exchange shares in the following manner. Nidec shall take one Nidec-Shimpo Corporation share in return for giving 0.06 Nidec share to the shareholders registered in the list of shareholders of Nidec-Shimpo Corporation on September 30 2003, the previous day of the day of share exchange.

(d) Capital and capital surplus reserve to be increased

Nidec shallnot increase capital, but increase capital surplus reserve by the amount equal to net assets of Nidec-Shimpo Corporation as at October 1, 2003 multiplied by the portion. The portion is calculated by the number of Nidec-Shimpo Corporation shares Nidec acquires divided by the total number of shares issued by Nidec-Shimpo Corporation.

5. R&D Activities

The Nidec group continues to expand its operations based on a special management style that focuses on the production of core rotational products centered on revolutionary drive technology.

Under the policy, each R&D division of Nidec Corporation and its consolidated subsidiaries develops new businesses through mutual technological synergies and strives to create potential growth businesses in a timely manner, in addition to creating new products and conducting research for advanced technical development.

The Nidec group incurred research and development expenses of ¥8,487 million for the year ended March 31, 2003. R&D activities and expenses by business segments are as follows:

(Small precision motors)

R&D activities in this sector are conducted at the Central Laboratory, Shiga Technical Development Center, Nagano Technical Development Center, Tottori Technical Development Center of Nidec Corporation, Nidec Taiwan Corporation, Nidec Copal Corporation, Nidec America Corporation and Nidec Singapore Pte. Ltd.

The Central Laboratory is engaged in basic and applied research, research and development of new products and technical support and assistance for the research activities of business units. R&D activities in relation to mass production and quality improvement are carried out at Shiga Technical Development Center and Nagano Technical Development Center for small precision DC motors (motors for hard disk drives and other small precision DC motors), and at Tottori Technical Development Center for small presicion fans. Taiwan Technical Center at Nidec Taiwan Corporation is responsible for the development of small presicion fans targeting the Taiwanese market. Nidec Copal Corporation conducts research and development of small presicion fans and vibration motors. Nidec America Corporation conducts research and development of small precision DC motors and small presicion fans. Nidec Singapore Pte. Ltd. conducts research and development of small precision DC motors.

Research and development expenses in this segment, including those classified as production expenses, were ¥4,947 million for the year ended March 31, 2003.

(Mid-size motors)

Shiga Technical Development Center mainly conducts research and development for motors used for power steering systems of automobiles. Nidec Power Motor Corporation and Nidec Shibaura Corporation both conduct research and development for mid-size motors used in industrial equipment and home electrical appliances. Research and development expenses in this segment, including those classified as production expenses, were ¥437 million for the year ended March 31, 2003.

(Machinery and power supplies)

Nidec Copal Corporation conducts research and development for systems-related equipment, such as photo laboratory systems and factory automation equipment. Nidec-Shimpo Corporation conducts research and development for various power transmission drives, other types of speed drives, factory automation equipment and measuring equipment. Nidec Tosok Corporation conducts research and development for measuring equipment and semiconductor manufacturing machinery. Nidec-Read Corporation conducts research and development of various testing equipment. Nidec-Kyori Corporation conducts research and development for automatic presses, feed devices and other industrial machinery.

Nidec Copal Corporation completed research and development and commenced sales of fully digitalized minilab equipped with most advanced technologies such as the laser exposure system and d-TFS combined with a very simple operation. Nidec Tosok Corporation continues to achieve continuous improvement by conducting research and development for super-high-speed, high-precision, highly reliable bonding systems which are rated the best in the world. Nidec-Shimpo Corporation commenced supply of uniquely designed gear tooth, long lasting speed reducers and compact size planetary reducers to meet customers’ needs.

Research and development expenses in this segment, including those classified as production expenses, were ¥1,286 million for the year ended March 31, 2003.

(Other)

Nidec Tosok Corporation conducts research and development for automotive parts. Nidec Copal Corporation conducts research and development for optical units and lenses, sensors and electronic parts. Nidec Copal Electronic Corporation and Nidec Nemicon Corporation conduct research and development for sensors, encoders and other electronic parts. Nidec Singapore Pte. Ltd. conducts research and development for pivot assemblies.

As for topics for the current period, Nidec Copal Corporation has developed a shutter iris unit for digital cameras satisfying customers’ requirements such as ultra-high-speed, ultra-high-precision iris, energy saving, ultra-miniaturization, and high durability and attained some positive results for new products development of LED units and backlighting for liquid crystal displays towards colorization of mobile phone display. Nidec Tosok Corporation reinforced research and development of system control units for future generation automatic transmissions(AT) and continuously variable transmissions(CVT) jointly with other company.

Research and development expenses in this segment, including those classified as production expenses, were ¥1,815 million for the year ended March 31, 2003.

Section 3 Capital Expenditures

1. Major Tangible Fixed Assets

For the year ended March 31, 2003, Nidec group invested ¥30,089 million mainly in tangible fixed assets for small precision motor business as its core business.

In small precision motor segment, ¥13,110 million were used for investments including capital expenditure to shift from previous production facilities for ball bearing spindle motors to new production facilities for non-contacting bearing spindle motors for HDD by adopting FDBs (Fruid Dynamic Bearings), production increase of DC motors and fan motors and introduction of new model.

In mid-size motors segment, ¥2,299 million were invested for introduction of new production facilities to cope with increased demand for automobile motors and for production of various kinds of products for both home use and industrial use.

In machinery and power supplies segment, ¥1,931 million were invested mainly for FA production facilities, and ¥5,349 million were invested in other segment to meet active demands for digital cameras shutter, optical precision parts, automobile parts, electronic circuit parts and pressure sensor parts, etc.

In non-segment division, ¥7,399 million were invested mainly in construction expenditure for a new Head Office building and Central Development Technology Laboratory.

2. Main facilities

The main facilities for Nidec group are as follows:

1) Nidec

			(as of March 31, 2003)
Company name (Address)	Business segment	Contents of fixed assets	Book value					Number of Employees
			Building and structure (¥million)	Machinery, equipment and delivery equipment(¥million)	Land (¥million) (thousand square meter)	Factory tools and office equipment (¥million)	Amount (¥million)
Head Office and Central Laboratory (Kyoto)	Common	Controlling and administrative office and Reserch laboratory	1,142	208	306 (1)	308	1,966	187 (12)
Tokyo branch （Tokyo）	Sales	Sales office	640	－	745 (0)	18	1,403	63 (－)
Mineyama factory （Kyoto）	Small precision motor	Manufacturing and assembling facilities for small precision DC motor	199	372	422 (35)	49	1,042	36 (15)
Shiga Technical Development Center （Shiga）	Small precision motor and mid-size motor	Reserch and Manufacturing equipment for small precision motor and mid-size motor	1,581	413	1,680 (59)	305	3,981	388 (104)
Nagano Technical Development Center(Nagano）	Small precision motor	Manufacturing equipment for small precision DC motor and mid-size motor	355	126	74 (8)	207	764	115 (16)
Tottori Technical Development Center (Tottori)	Small precision motor	Reserch and Manufacturing equipment for small precision DC motor and small presicion fans motor	265	70	197 (50)	124	659	155 (21)
new Head Office building and Central Development Technology Laboratory(Kyoto)	Common	Controlling and administrative office and Reserch laboratory	5,627	139	3,580 (19)	479	9,826	－

2) Domestic subsidiaries

			(as of March 31, 2003)
Company name (Address)	Business segment	Contents of fixed assets	Book value				Number of Employees
			Building and structure (¥million)	Machinery, equipment and delivery equipment(¥million)	Land (¥million) (thousand square meter)	Factory tools and office equipment (¥million)	Amount (¥million)
Nidec-Shimpo Corporation (Kyoto)	Machinery and power supplies	Manufacturing equipment for transmission and reducer	2,577	205	3,631 (29)	116	6,530	431 (16)
Nidec Tosok Corporation (Kanagawa)	Small precision motors, Machinery and power supplies and others	Manufacturing equipment for FA related equipment and automobile parts	2,398	1,705	845 (63) [6]	235	5,186	601 (64)
Nidec Copal Corporation (Tokyo)	Small precision motors, Machinery and power supplies and others	Manufacturing equipment for small precision DC motors, FA related equipment and optical component	2,533	918	1,009 (242) [5]	850	5,312	799 (84)
Nidec Copal Electronics Corporation (Tokyo)	Others	Manufacturing equipment for electronic circuit parts and pressure sensor	1,027	1,682	1,115 (93) [2]	548	4,374	508 (121)
Nidec Power Motor Corporation (Fukuoka)	Mid-size motors	Manufacturing equipment for mid-size motors	264	3	981 (96) [68]	－	1,250	253 (246)
Nidec Shibaura Corporation (Fukui)	Mid-size motors	Manufacturing equipment for mid-size motors	609	152	－ (－) [59]	76	838	378 (86)
Nidec-Kyori Corporation (Shiga)	Machinery and power supplies	FA related equipment	225	205	1,141 (18)	33	1,605	130 (－)

3) Overseas subsidiaries

			(as of March 31, 2003)
Company name (Address)	Business segment	Contents of fixed assets	Book value					Number of Employees
			Building and structure (¥million)	Machinery, equipment and delivery equipment(¥million)	Land (¥million) (thousand square meter)	Factory tools and office equipment (¥million)	Amount (¥million)
Nidec Singapore Pte. Ltd (Singapore)	Small precision motors, Machinery and power supplies and Other	Manufacturing equipment for small precision DC motors and pivot assemblies	468	967	－ (－) [9]	14	1,450	904 (－)
Nidec Electronics (Thailand) Co., Ltd(Thailand)	Small precision motors	Manufacturing equipment for small precision DC motors	2,345	3,730	273 (64) [12]	3,613	9,963	6,993 (－)
Nidec (Dalian) Limited (China)	Small precision motors	Manufacturing equipment for small precision DC motors and fan	2,294	1,405	－ (－) [22]	971	4,670	5,575 (45)
Nidec Philippines Corporation (Philippines)	Small precision motors	Manufacturing equipment for small precision DC motors	3,207	6,039	－ (－) [67]	42	9,288	2,974 (2,082)
Nidec Tosok (Vietnam) Corporation ‘Vietnam)	Small precision motors and others	Manufacturing equipment for small presicion fans and automobile parts	1,286	3,737	－ (－) [29]	132	5,156	3,277 (－)
Nidec Shibaura (Zhejiang) Co., Ltd.(China)	Mid-size motors	Manufacturing equipment for mid-size motors	514	4,117	－ (－) [50]	656	5,288	2,640 (－)
Nidec Shibaura Electronics(Thailand) Co., Ltd.(Thailand)	Mid-size motors	Manufacturing equipment for mid-size motors	357	1,127	272 （28）	76	1,834	1,105 (－)

(Note) 1.Blacket (  ) in the column of the number of employees indicates the annual average number of temporary employees and not included in the number of employees above blacket.

2. Blacket[  ] in the column of land indicates the area (thousand square meter) of leased land and not included in the area above this blanket.

3. New capital investment plans

Nidec group plans new capital investment considering various factors including business forecast, market movement and investment efficiency. In principle, each of Nidec is consolidated subsidiaries makes capital investment plans individually.

Material new capital investment planned as of March 31, 2003 are as follows.

(1) Material new capital investment

Company name (Address)	Business segment	Contents of fixed assets	Amount (¥ million)	Financing method	Time of commencement and expected completion	Added production capacity planned
Nidec Tokyo Development Technical laboratory (Shinagawa, Tokyo, Japan)	small precision motors	Research facilities	Total 2,000 Paid -	Available funds	Start: Oct., 2003 Completion: Nov., 2004	-
Shiga Technical Development Center (Aichi, Shiga)	small precision motors and mid-size motors	Manufacturing equipment for small precision DC motors and mid-size motors	Total 846 Paid -	Available funds	Start: Apr., 2003 Completion: Mar., 2004	-
Nidec Copal Corporation (Itabashi, Tokyo, Japan)	Small precision motors, Machinery and power supplies and others	Manufacturing equipment for small precision DC motors, FA related equipment and optical component	Total 1,233 Paid -	Available funds	Start: Apr., 2003 Completion: Mar., 2004	-
Nidec Tosok Corporation (Zama, Kanagawa, Japan)	Small precision motors, Machinery and power supplies and others	Construction of new head office	Total 3,129 Paid 544	Available funds and borrowings from bank	Start: Feb., 2003 Completion: Jul., 2004	-
Nidec Copal Electronics Corporation (Shinjuku, Tokyo, Japan)	Others	Manufacturing equipment for electronic circuit parts and pressure sensor	Total 742 Paid -	Available funds	Start: Apr., 2003 Completion: Mar., 2004	small production efficiency increase
Nidec Electronics (Thailand) Co., Ltd. (Ayutthaya , Thailand)	Small precision motors	Manufacturing equipment for small precision DC motors	Total 2,169 Paid -	Available funds	Start: Apr., 2003 Completion: Mar., 2004	About 20% increase of production efficiency
Nidec Precision (Thailand) Co., Ltd. (Ayutthaya , Thailand)	Small precision motors	Manufacturing equipment for small precision DC motor parts	Total 874 Paid -	Available funds	Start: Apr., 2003 Completion: Mar., 2004	No material increase
Nidec Philippines Corporation (Laguna, Philippines)	Small precision motors	Manufacturing equipment for small precision DC motors	Total 1,343 Paid -	Available funds	Start: Apr., 2003 Completion: Mar., 2004	small production efficiency increase due to equipment renewal
Nidec Tosok (Vietnam) Corporation (Ho Chi Minh City, Vietnam)	Small precision motors and othres	Manufacturing equipment for small presicion fans and automobile parts	Total 1,833 Paid -	Available funds and borrowings from bank	Start: Apr., 2003 Completion: Mar., 2004	small production efficiency increase due to equipment renewal
Nidec Shibaura Electronics (Thailand) Co., Ltd. (Pathumtani, Thailand)	Mid-size motors	Manufacturing equipments for mid-size motors	Total 728 Paid -	Available funds	Start: Apr., 2003 Completion: Mar., 2004	small production efficiency increase due to equipment renewal
Nidec Shibaura (Zhejiang) Co., Ltd. (Pinghu, Zhejiang, China)	Mid-size motors	Manufacturing equipments for mid-size motors	Total 2,236 Paid -	Available funds	Start: Apr., 2003 Completion: Mar., 2004	About 10% increase of production efficiency

Nidec Copal (Zhejiang) Co., Ltd. (Pinghu, Zhejiang, China)	Machinery and power supplies and others	Manufacturing equipment for FA related equipment and optical component	Total 2,556 Paid -	Capital increase	Start: Jan., 2003 Completion: Dec., 2003	About 20% increase of production efficiency
Nidec Copal Electronics (Zhejiang) Co., Ltd. (Pinghu, Zhejiang, China)	Othres	New construction	Total 991 Paid -	Available funds	Start: Apr., 2003 Completion: Mar., 2004	New construction
Nidec (Zhejiang) Co., Ltd. (Pinghu, Zhejiang, China)	Small precision motors	Manufacturing equipment for small precision DC motors and process equipment for parts	Total 2,608 Paid -	Available funds and borrowings from bank	Start: Apr., 2003 Completion: Mar., 2004	New construction

Section 4 Our Corporate Stock and Directors

1. Common Stock

(1) Total common stock

(a) Total common stock

Authorized total shares of common stock issued and outstanding: 240,000,000 shares

(b) Number of shares of common stock outstanding as of March 31, 2003: 63,574,729 shares

Number of shares of common stock outstanding as of June 26, 2003 (Submission date): 63,574,729 shares

Our common stock is listed on the Tokyo Stock Exchange (1st section), the Osaka Stock Exchange (1st section) and the New York Stock Exchange.

Note: Shares converted from convertible bonds from June 1, 2003 to the date when this report submitted are not included in the number of shares above.

(2) Common stock preemptive rights

(a) Warrants and Common stock preemptive rights

Nidec Corporation did not have Warrants or common stock preemptive rights as of March 31, 2003, but issued common stock preemptive rights as of May 24, 2003.

Number of common stock preemptive rights : 2,967

Kind of shares to be preempted	: Common stock
Number of shares to be preempted	: 296,700 shares

Amount paid at the exercise of preemptive rights : ¥735,000

Period to excercise preemptive rights : from July 1, 2004 to June 30, 2007.

Price of shares issued by the exercise of preemptive rights : ¥7,350/share

Converted amount to capital reserve at the exercise of preemptive rights : ¥3,675/share

Terms and conditions for excercising preemptive rights

a) The person who has preemptive right should be either Dicector, Coroirate Auditor or employee of Nidec Corporation or any of its consolidated subsidiaries or contractant for advisor contract with Nidec Corporation or any of its consolidated subsidiaries.

b) When the person who has preemptive right dies, preemptive right is not permitted to be exercised by inheritors.

c) Pledge or any kind of disposal of preemptive right is not permitted.

d) Other terms and conditions shall be determined in the contract for preemptive rights between Nidec Corporation and entitled Directors, Corporate Auditors and employees.

  Transfer of preemptive rights : Not permitted.

 (b) The balance of convertible bond and the amount included in capital and paid-in capital;

	As of March 31, 2003
	Balance (¥ million)	Convertible price (¥)	Amount included in capital (¥)
Unsecured 1.0% convertible bond, due to 2003, convertible currently at ¥1,862.10 for one common share, redeemable before due date	329	1,862.10	932
Unsecured 0.8% convertible bond, due to 2006, convertible currently at ¥6,842 for one common share, redeemable before due date	9,279	6,842.00	3,421
Unsecured 0.5% convertible bond, due to 2004, convertible currently at ¥6,842 for one common share, redeemable before due date	4,698	6,842.00	3,421

	As of May 31, 2003
	Balance (¥ million)	Convertible price (¥)	Amount included in capital (¥)
Unsecured 1.0% convertible bond, due to 2003, convertible currently at ¥1,862.10 for one common share, redeemable before due date	329	1,862.10	932
Unsecured 0.8% convertible bond, due to 2006, convertible currently at ¥6,842 for one common share, redeemable before due date	9,279	6,842.00	3,421
Unsecured 0.5% convertible bond, due to 2004, convertible currently at ¥6,842 for one common share, redeemable before due date	4,698	6,842.00	3,421

(3) Changes in outstanding shares of common stock and capital

Period	Increase or decrease of outstanding shares of common stock (No. of shares)	Total outstanding shares of common stock (No. of shares)	Increase or decrease of capital (¥ million)	Capital account balance (¥ million)	Increase or decrease of paid-in capital (¥ million)	Balance of paid-in capital balance (¥ million)
March 31, 1999 (Note 1)	1,365,259	31,512,977	2,485	25,539	2,496	25,395
March 31, 2000 (Note 2)	208,992	31,721,969	818	26,357	824	26,220
From April 1, 2000 to May 18, 2000 (Note 3)	12,423	31,734,392	11	26,368	12	26,232
May 19, 2000 (Note 4)	31,721,969	63,456,361	-	26,368	-	26,232
From May 20, 2000 to March 31, 2001 (Note 5)	92,647	63,549,008	86	26,454	87	26,319
March 31, 2002 (Note 6)	14,645	63,563,653	14	26,468	13	26,333
April 1, 2002 (Note 7)	-	63,563,653	-	26,468	9	26,343
March 31, 2003 (Note 8)	11,076	63,574,729	16	26,485	16	26,360

Note 1. Increase due to exercising preemptive rights (from April 1, 1998 to March 31, 1999)

40,797 shares

Increase due to the conversion of convertible bonds (from April 1, 1998 to March 31, 1999)

1,324,462 shares

2. Increase due to exercising preemptive rights (from April 1, 1999 to March 31, 2000)

18,965 shares

Increased due to conversion of convertible bonds (from April 1, 1999 to March 31, 2000)

190,027 shares

3. Increase due to exercising preemptive rights (from April 1, 2000 to May 18, 2000)

9,201 shares

Increase due to the conversion of convertible bonds (from April 1, 2000 to May 18, 2000)

3,222 shares

4. Stock split (1:2, free issue)

5. Increase due to exercising preemptive rights (from May 20, 2000 to March 31, 2001)

8,336 shares

Increase due to the conversion of convertible bonds (from May 20, 2000 to March 31, 2001)

84,311 shares

6. Increase due to the conversion of convertible bonds (from April 1, 2001 to March 31, 2002)

14,645 shares

7. Increase due to the merger of Nidec Electronics Corporation

8. Increase due to the conversion of convertible bonds (from April 1, 2002 to March 31, 2003)

11,076 shares

(4) Shareholders

	As of March 31, 2003
	Status of outstanding shares (hundred shares per one unit)								Shares less than 1 unit (shares)
	Government and local authorities	Banking facilities	Securities company	Other corporate person	Foreign corporate person etc	Foreign individual out of “Foreign corporate person”	Individual and others	Total
Number of shareholders	－	126	32	195	295	4	11,752	12,400	－
Number of shares held (unit)	－	372,946	8,793	64,989	69,350	92	119,160	635,238	50,929
Ratio of number of shares held(%)	－	58.72	1.38	10.23	10.92	0.01	18.75	100.00	－

(Note) 1. As for 8,648 treasury shares, 86 units are included in “Individual and others” and 48 shares are included in “Shares less than one unit”.

2. As for the shares registered under the name of custodian, 62 units are included in “Other corporate person” and 36 shares are included in “Shares less than one unit”.

(5) Principal shareholders

			(As of March 31, 2003)
Shareholders	Address	Number of shares owned (thousand)	Percentage of total shares outstanding (%)
Shigenobu Nagamori	2-27, Oe Tsukahara-cho, Nishikyo-ku, Kyoto	5,682	8.95
The Master Trust Bank of Japan, Ltd.	11-3, Hamamatsu-cho 2-Chome, Minato-ku Tokyo	5,508	8.67
Japan Trustee Service Bank, Ltd.	8-11, Harumi 1-Chome, Chuo-ku, Tokyo	5,288	8.33
S·N Kohsan Ltd.	518, Akinono-cho, Nakagyo-ku, Kyoto	4,653	7.33
The Kyoto Bank, Ltd.	700, Yakushimae-cho, Shimogyo-ku, Kyoto	2,856	4.50
Mitsui Asset Trust and Banking Company, Limited	4-10,Nihonbashi Hon-machi 3-chome chuo-ku, Tokyo	2,620	4.13
Dai-Ichi Life Insurance Company	13-1, Yuraku-cho 1-chome, chiyoda-ku, Tokyo	2,620	4.13
Trust & Custody Services Bank, Ltd.	Harumi Island Triton square office tower Z tou 8-12, Harumi 1-chome chuo-ku, Tokyo	2,244	3.53
Nippon Life Insurance Company	In Nihon Life Stock Administration Department 2-2, Yuraku-cho 1-chome, Chiyoda-ku, Tokyo	2,062	3.25
UFJ Trust Bank Limited	4-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo	1,810	2.85
	Total	35,345	55.65

Notes 1. The details for the shares related with trustee business out of the shares listed above are as follows.

The Master Trust Bank of Japan, Ltd.	5,508 thousand shares
Japan Trustee Service Bank, Ltd	5,288 thousand shares
Mitsui Asset Trust and Banking Company, Limited	2,620 thousand shares
Trust & Custody Services Bank, Ltd.	2,244 thousand shares
UFJ Trust Bank Limited	1,810 thousand shares

2. Jardine Fleming Investment Trust and Advisory Company Limited filed a “Report of Substantial Shareholding/Change of Shareholders” dated April 13, 2001 with the Kanto Local Finance Bureau, and Nidec Corporation has received information to the effect that Jardine Fleming Investment Trust and Advisory Company Limited held 2,494,000 shares of Nidec Corporation as of March 31, 2001. However, as Nidec Corporation could not confirm the correctness of the above report as at the end of this fiscal year, such information is not included in this list. However, the contents of the above report are as follows.

Major shareholders	Address	Number of shares owned (share)	Percentage of total stock outstanding (%)
JF Asset Management Limited	1 Connaught Place, Central, Hong Kong	1,206,700	1.89
Chase Fleming Asset Management (UK) Limited	10 Aldermanbury, London EC2V 7RF,England	1,600	0.00
Jardine Fleming Investment Trust and Advisory Company Limited	Daiwa Life Building 1-7,1-chome, Uchisaiwai-cho, chiyoda-ku, Tokyo	1,285,800	2.02
	Total	2,494,100	3.92

3. Goldman Sachs Limited filed a “Report of Substantial Shareholding/Change of Shareholders” dated March 11, 2002 with the Kanto Local Finance Bureau, and Nidec Corporation has received information to the effect that Goldman Sachs Limited held 2,383,000 shares of Nidec Corporation as of February 28, 2002. However, as Nidec Corporation could not confirm the said shareholding at the end of this fiscal year, such information is not included in this list. The contents of the report made by Goldman Sachs Limited are as follows:

Shareholders	Address	Number of shares owned (share)	Percentage of total stock outstanding (%)
Goldman Sachs Japan Limited	Romasco Place at Wickhams Cay 1, Box 3140, Road Town, Tortola, British Virgin Islands (ARK Mori Building,1-12-32,Akasaka Minato-ku, Tokyo)	655,700	1.03
Goldman Sachs International	Peterborough Court, 133 Fleet Street, London EC4A 2BB UK	781,700 *(289,096)	1.22 *(0.45)
Goldman Sachs & Co.	85 Broad Street, New York, New York 10004, USA	636,400	1.00
Goldman Sachs Investments Company	Akasaka Tameike Tower, 2-17-7, Akasaka Minato-ku, Tokyo	10,600	0.01
Goldman Sachs Princeton LLC	701 Mount Lucas Road, Princeton, NJ08540, USA	10,000	0.01
	Total	2,094,400 (289,096)	3.29 (0.45)

* Figures in parenthesis in “Number of shares owned” and ” Percentage of total stock outstanding” are not included in the respective figures shown above, and they are related to the latent shares to be issued for convertible bonds and the rate of the number of latent shares against those of outstanding shares.

4. Fidelity Investments Japan Limited filed a “Report of Substantial Shareholding/Change of Shareholders” dated April 15, 2002 with the Kanto Local Finance Bureau, and Nidec Corporation has received information to the effect that Fidelity Investments Japan Limited held 3,023,000 shares of Nidec Corporation as of March 31, 2002. However, as Nidec Corporation could not confirm the said shareholding at the end of this period, such information is not included in this list. However, the contents of the said report are as follows.

Shareholders	Address	Number of shares owned (shares)	Percentage of total stock outstanding (%)
Fidelity Investments Company	1-8-8,Shinkawa, chuo-ku, Tokyo	3,023,800	4.75

(6) Voting rights

(a) Outstanding shares

			As of March 31, 2003
	Number of shares	Number of voting rights (unit)	Contents
Shares without voting rights	-	-	-
Shares with limited voting rights (Treasury shares, etc.)	-	-	-
Shares with limited voting rights (Other)	-	-	-
Shares with full voting right (Treasury shares, etc.)	Shares of common stock 8,600	-	Standard shares without any limitations to rights
Shares with full voting right (Others)	Shares of common stock 63,515,200	635,152	Same as above
Shares less than one unit	Shares of common stock 50,929	-	Same as above
Total number of outstanding shares	63,574,729	-	-
Voting rights of total shareholders	-	635,152	-

Notes: 1. As for the shares registered under the name of custodian, 6,200 shares are included in “Shares with full voting right (Treasury shares, etc.)” and 62 units are included in “Number of voting rights”.

(b) Treasury stock

Shareholders’ name	Shareholders’ address	Owned shares with self-addressed	Owned shares under other person’s name	Total owned shares	Percentage of common stock outstanding (%)
Nidec Corporation	10 Tsutsumisoto-cho, Nishikyogoku Ukyo-ku, Kyoto, Japan	8,600	－	8,600	0.01
Total	－	8,600	－	8,600	0.01

(Note) Nidec Corporation had moved to 338 Kusetonoshiro-cho, Minami-ku, Kyoto, Japan on May 2, 2003.

(7) Stock option

Nidec Corporation has adopted a stock option plan with preemptive right. Under the plan, common stock preemptive rights are to be issued to Directors, Corporate Auditors and employees of Nidec Corporation or its consolidated subsidiaries with advantageous terms and conditions based on section 280-20 and 280-21 of the Japanese Commercial Code and it was resolved in the shareholders meeting held on June 26, 2002. The details of the plan are as follows.

Date of resolution	June 26, 2002
Persons to be covered ny the plan and the number of such persons	Dicectors, Corporate Auditors, employees and advisors of Nidec Corporation and its consolidated subsidiaries. See Note 1
Kind of shares to be preempted	See “(2) Preemptive right” of this section
Number of shares issued	Same as above and Note 2
Amount paid at the exercise of preemptive right	Same as above and Note 3
Period to excercise preemptive right	Same as above
Terms and conditions for exercising preemptive right	Same as above
Transfer of preemptive right	Same as above

(Note)1. Nidec Corporation issued preemptive rights dated May 14, 2003, and as a result total 1,147 persons (15 Directors, 1 Corporate Auditor and 1,077 employees of Nidec Corporation and 1 Director and 53 employees of Nidec’s consolidated subsidiaries) were entitled to receive the rights.

2. In case of stock split or stock merge, the number of shares issued is to be adjusted by the following formula. However this adjustment shall be done only to the number of shares subject to preemptive rights which have not yet been exercised at that time and fractional figure less than 1 share after adjustment shall be discarded.

The number of shares after adjustment = the number of shares before adjustment x ratio of stock split or share merge

3. In case of stock split or stock merge, the amount to be paid is to be adjusted by the following formula and fractional figure less than ¥1 shall be rounded up.

Exercise price after adjustment

= Exercise price before adjustment x 1/ratio of stock split or stock merge

In case of issuing shares with price less than market price (excluding capital increase by public offering and issued shares by exercise of preemptive rights), exercise price is to be adjusted by the following formula and fractional figure less than ¥1 shall be rounded up.

Exercise price after adjustment

= Exercise price before adjustment x	(a) + ((b) x (c)) / (d)
(a) + (e)

(a) = the number of shares issued already

(b) = the number of shares to be issued newly

(c) = amount to be paid per share

(d) = market price before issuing new shares

(e) = the number of increase of shares from issuing new shares

If Nidec Corporation is to be merged, demerged, forced to reduce its capital and the like, the exercise price should be adjusted in a reasonable way accordingly.

2. Repurchase of shares

(A) Repurchase of shares according to shareholders meeting, repurchase of our shares by subsidiaries, or repurchase of shares for the purpose of amortization of revaluation loss.

(1) Status of treasury shares under the resolutions at the previous annual general shareholders meeting.

(a) Kind of share : Common stock

a) The resolution for reperchasing shares at the current shareholders meeting

		As of June 25, 2003
	Number of shares	Total amount (¥)
Resolution at the annual general shareholders meeting held on June 26, 2002	1,000,000	10,000,000,000
Repurchase of shares during the previous resolution period	-	-
Total number and total amount of existing authorized share	1,000,000	10,000,000,000
Unexercised ratio (%)	100.0	100.0

Note: 1. The ratio of the number of shares authorized at the above annual feneral meeting of share holders against the total number of shares issued and outstanding as of June 26, 2002 is 1.57%.

2. The ceiling of purchase of own shares was decided at the privious annual general shareholders meeting in order to carry out management measures and policies flexibly, but there had been no purchase of own shares due to no requirement to do so.

b) Purchase of our shares by subsidiaries : N/A

c) Repurchase of shares for the purpose of amortization of revaluation loss : N/A

d) Disposal of treasury shares : N/A

e) Treasury shares held :  N/A

(2) Status of treasury shares under the resolutions at the current annual general shareholders meeting

			As of June 25, 2003
	Kind of share	Number of shares	Total amount(¥)
Resolution at the shareholders meeting	Common stock	1,000,000	10,000,000,000
Resolutions on purchase of treasury stock for the purpose of amortization of revaluation loss	-	-	-
Total	-	-	10,000,000,000

Note: The ratio of the number of autholized shares authorized at the above annual general meeting of shareholders above against the total number of shares issued and outstanding is 1.57%.

3. Dividend policy

Our dividend policy aims to increase dividend by increasing consolidated net income and to enhance retained earnings to strengthen corporate quality and to promote business expansion aggressively.

The dividend payable for the year ended March 31, 2003 was ¥15 per share in addition to the interim dividend ¥10 per share, in order to meet shareholders and investors support. The annual dividend of ¥25 is the same as that of last year, but actually ¥5 increased as the last dividend includes memorial dividend of ¥5 for being listed at the New York Stock Exchange. The dividend payout ratio for the year ended March 31, 2003 was 32.5%.

As to retained earnings, we will aim more business expansion by making more capital expensitures in the future.

The board resolution for the interim dividend for the year ended March 31, 2003 was made on October 29, 2002.

4. Price Range of Our Shares

(1) Highest and lowest market share price by the fiscal year over the last 5 years

Fiscal year ended	March 31, 1999	March 31, 2000	March 31, 2001	March 31, 2002	March 31, 2003
High (¥)	15,190	30,000 (9,810)	10,450	9,490	9,880
Low (¥)	6,140	14,590 (8,670)	4,810	3,600	5,200

Notes: 1. The shares of Nidec Corporation was appointed as the first section brand at the Osaka Securities Exchange on September 1, 1998 and the first section brand at the Tokyo Stock Exchange on September 16, 1998.

2. Highest and lowest market share price before October 1998 was quoted at the second section of the Osaka Securities Exchange and since then quoted from the first section of Osaka Securities Exchange.

3. Blacket ( ) indicates ex-rights price after the share split.

(2) Highest and lowest market share price over the last 6 months

	October 2002	November 2002	December 2002	January 2003	February 2003	March 2003
High (¥)	7,500	8,200	8,190	7,590	7,250	6,950
Low (¥)	5,200	7,010	7,070	6,790	6,200	6,280

Note: Highest and lowest market share prices are quoted from the first section of the Osaka Securities Exchange

5. Directors

Name	Position	Date of birth	Since	Number of Nidec shares owned as of March 31,2003
				(in thousands)
Shigenobu Nagamori	President, Chief Executive Officer and Representative Director	August 28, 1944	1973	5,682
Hiroshi Kobe	Executive Vice President, Chief Operating Officer and Director	March 28, 1949	1973	120
Yasunobu Toriyama	Executive Vice President, Chief Financial and Accounting Officer and Director	September 18, 1938	1991	7
Kenji Sawamura	Senior Managing Director	February 15, 1942	1998	2
Yasuo Hamaguchi	Senior Managing Director	September 27, 1949	1974	130
Kensuke Tanabe	Managing Director	January 11, 1942	2002	2
Yoshiharu Kinugawa	Managing Director	March 5, 1947	1975	60
Seiji Hashimoto	Managing Director	May 19, 1940	1978	46
Seizaburo Kawaguchi	Director	October 27, 1953	1983	10
Toshihiro Kimura	Director	July 2, 1953	1978	8
Norio Nomura	Director	April 8, 1940	1982	29
Seiichi Hattori	Director	December 30, 1953	1977	10
Tetsuo Inoue	Director	June 22, 1948	1999	1
Satoru Kaji	Director	October 4, 1947	1988	3
Hideo Asahina	Full-time Corporate Auditor	March 28, 1938	2003	0
Yoichi Ichikawa	Full-time Corporate Auditor	April 4, 1935	1978	105
Tadayoshi Sano	Full-time Corporate Auditor	April 13, 1944	1995	1
Tsutomu Katsuyama	Corporate Auditor	June 5, 1932	2003	0
Total				6,221

Note: Hideo Asahina, Full-time Corporate Auditor, and Tsutomu Katsuyama, Corporate Auditor, are outside Corporate Auditors.

Section 5 Financial information

1. Preparation of consolidated financial statements and non-consolidated financial statements

(1) The company prepared the consolidated financial statements in accordance with the Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements (Ministry of Finance Ordinance No. 28, 1976).

The consolidated financial statements for the year ended March 31,2002 were prepared in accordance with the Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements before the revision and the consolidated financial statements for the year ended March 31, 2003 were prepared in accordance with the Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements after the revision.

(2) The company prepared the non-consolidated financial statements in accordance with the Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements (Ministry of Finance Ordinance No. 59, 1963).

The non-consolidated financial statements for the year ended March 31, 2002 were prepared in accordance with the Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements before the revision and the non-consolidated financial statements for the year ended March 31, 2003 were prepared in accordance with the Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements after the revision.

2. Independent Accountants Report

The consolidated/non-consolidated financial statements for the year ended March 31, 2002 and March 31, 2003 were reviewed and audited by ChuoAoyama Audit Corporation in accordance with article 193-2 of the Securities Exchange Law of Japan.

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets

Assets
	(¥ Million)
	March 31		March 31
	2002		2003
	Amount	%	Amount	%
Current assets:
Cash and bank deposits	¥53,807		¥49,491
Notes and accounts receivable *6	77,276		80,144
Marketable securities	80		266
Inventories	24,957		24,298
Deferred income taxes	2,271		4,144
Other current assets	5,797		10,176
Allowance for doubtful accounts	(505)		(550)
Total current assets	163,686	54.7	167,972	55.0
Fixed assets:
Tangible assets *2	106,462	35.6	112,484	36.9
Buildings and structures *5	28,570		35,372
Machinery and vehicles *5	33,556		34,419
Tools, furniture and fixtures *5	11,889		11,541
Land *4 ,*5	26,700		28,691
Construction in progress	5,744		2,459
Intangible assets	12,659	4.3	9,174	3.0
Difference between net assets of consolidated subsidiaries and investment cost	11,587		8,402
Others	1,071		771
Investments and other assets	16,189	5.4	15,673	5.1
Investment securities *1, *5	8,530		7,342
Deferred income taxes	5,021		4,608
Others *1	3,253		4,374
Allowance for doubtful accounts	(615)		(651)
Total fixed assets	135,311	45.3	137,332	45.0
Deferred charges	15	0.0	13	0.0
Total assets	¥299,013	100.0	¥305,318	100.0

Liabilities and Shareholders’ Equity
	(¥ Million)
	March 31		March 31
	2002		2003
	Amount	%	Amount	%
Current liabilities:
Notes and accounts payable *6	¥48,470		¥53,113
Short-term borrowings *5	59,428		65,496
Current portion of long-term debt *5	3,863		3,349
Current portion of convertible bond	9,832		5,027
Income taxes payable	4,160		3,045
Deferred income taxes	0		0
Accrued bonus to employees	3,188		3,325
Other current liabilities	14,359		19,129
Total current liabilities	143,303	47.9	152,485	49.9
Non-current liabilities:
Convertible bonds	14,324		9,279
Long-term debt *5	5,002		5,187
Deferred income taxes	1,263		1,192
Accrued severance and benefit costs	7,630		9,081
Accrued retirement benefit to directors	1,242		1,255
Others	1,139		811
Total non-current liabilities	30,602	10.3	26,807	8.8
Total liabilities	173,905	58.2	179,293	58.7
Minority interests	35,556	11.9	35,882	11.8
Shareholders’ equity:
Common stock *7	26,468	8.8	26,485	8.7
Additional paid-in capital	26,333	8.8	26,360	8.6
Land revaluation reserve *4	(700)	(0.2)	(701)	(0.2)
Retained earnings	39,134	13.1	44,282	14.5
Net unrealized loss on securities	(312)	(0.1)	(561)	(0.2)
Foreign currency translation adjustment	(1,364)	(0.5)	(5,656)	(1.9)
Treasury stock *8	(9)	(0.0)	(65)	(0.0)
Total shareholders’ equity	89,551	29.9	90,142	29.5
Total liabilities and shareholders’ equity shareholders’ equity	¥299,013	100.0	¥305,318	100.0

(2) Consolidated Statements of Income

			(¥ Million)
	March 31,		March 31,
	2002		2003
	Amount	%	Amount	%
Net sales	¥281,069	100.0	¥298,641	100.0
Cost of sales *1, *2	229,433	81.6	238,851	80.0
Gross profit	51,635	18.4	59,789	20.0
Charges for service	2,300		2,253
Packing and transportation charges	4,164		4,530
Bad debt allowance	42		86
Salaries	10,102		10,432
Allowance for bonus	832		1,018
Fringe benefits	2,397		2,498
Depreciation	1,176		1,160
R & D expenses *2	2,533		2,237
Rent and lease expense	1,346		1,401
Amortization of consolidation difference	3,459		3,320
Director’s retirement allowance	153		88
Other	6,920		7,897
Selling, general and administrative expenses	35,428	12.6	36,928	12.3
Operating income	16,206	5.8	22,861	7.7
Other income	4,604	1.6	2,060	0.7
Interest income and dividend income	757		554
Foreign currency transaction gains, net	2,357		-
Other	1,489		1,506
Other expenses	3,152	1.1	7,105	2.4
Interest expenses	1,337		897
Deferred stock issue cost	0		-
Equity in loss of affiliates	227		110
Loss on write-off of inventory	463		1,453
NYSE listing expense	470		-
Foreign currency transaction loss	-		3,538
Other	653		1,105
Recurring profit	17,658	6.3	17,816	6.0
Extraordinary gains	1,901	0.7	211	0.1
Gain on sale of fixed assets *3	86		102
Gain on sale of investment in affiliates	49		34
Equity in profit of affiliates	-		32
Transfer from reserve for bad debt allowance	-		32
Recovery of loss on the investment of Princeton Notes *5	1,618		-
Other, net	147		9
Extraordinary losses	7,842	2.8	5,315	1.8
Loss on disposal of property, plant / equipment *4	2,203		1,266
Loss on write-down of investment securities	3,266		1,255
Amortization of net transition obligation	1,468		1,462
Loss on restructuring business *6	403		-
Particularity technical fee	-		975
Other	501		354
Income before income taxes and minority interests	11,717	4.2	12,712	4.3
Income taxes (Current)	6,287	1.8	5,035	2.3
Income taxes (Deferred)	(2,959)	(0.5)	(1,114)	(1.1)
Minority interests in subsidiaries	1,928	0.7	2,305	0.8
Net income	6,461	2.3	6,485	2.2

(3) Consolidated Statements of Retained Earnings

	(¥Million)
	March 31	March 31
	2002	2003
Retained earnings at beginning of period	¥34,539	-
Decrease in retained earnings	(1,866)	-
Dividend payments	(1,747)	-
Bonuses to directors	(109)	-
Decrease resulting from increase in consolidated subsidiaries	(3)	-
Decrease resulting from increase in consolidated subsidiaries	(3)	-
Decrease resulting from increase in accounted for by the equity method	0	-

Net income	6,461	-

Retained earnings at end of period	¥39,134	-

(Additional paid-in capital)
Additional paid-in capital at beginning of period	-	¥26,333

Increase in additional paid-in capital	-	26
Newly issuance stocks	-	16
Increase by merged subsidiary	-	9

Additional paid-in capital at end of period	-	¥26,360

(Retained Earnings)
Retained earnings at beginning of period	-	¥39,134

Increase in retained earnings	-	6,518
Net income	-	6,485
Increase resulting from increase in consolidated subsidiaries	-	32
Increase resulting from reversal of land revaluation reserve	-	1

Decrease in retained earnings	-	(1,371)
Dividend payments	-	(1,271)
Bonuses to directors	-	(99)
Decrease resulting from decrease in consolidated subsidiaries	-	0

Retained earnings at end of period	-	¥44,282

(4) Consolidated Statements of Cash Flows

(¥ Million)
	Year ended March 31,
	2002	2003
Cash flows from operating activities:
Net income before income taxes and minority interests	¥11,717	¥12,712
Depreciation	13,366	15,138
Amortization of consolidation difference	3,212	3,070
Provision for doubtful accounts	(228)	105
Accrued severance and benefit cost	446	1,433
Provision for bonuses	(137)	163
Interest and dividend income	(757)	(554)
Interest expenses	1,337	897
Exchange loss (gain)	(193)	443
Equity in loss of affiliates	227	110
Loss on sale of property, plant and equipment	39	30
Loss on disposal of property, plant and equipment	2,077	1,134
Loss on revaluation of investment securities	3,266	1,255
Increase in notes and accounts receivable	8,433	(6,839)
Increase in inventories	9,892	(405)
Increase in notes and accounts payable	(13,359)	9,154
Loss on restructuring business	403	-
Recovery of loss on the investment of Princeton Notes	(1,618)	-
Other, net	(807)	(1,421)
Sub-total	37,318	36,430
Interest and dividend income received	763	557
Interest expenses paid	(1,287)	(1,119)
Recovery of loss on the investment of Princeton Notes	1,618	-
Income taxes paid	(9,654)	(6,642)
Net cash provided by operating activities	28,758	29,224
Cash flows from investing activities:
Fixed deposits over three months	(199)	(166)
Fixed deposits over three months	-	319
Payments for purchase of marketable securities	(11)	(186)
Proceeds from sales of marketable securities	240	157
Payments for purchase of property, plant and equipment	(24,517)	(25,806)
Proceeds from sales of property, plant and equipment	2,202	516
Payments for purchase of investments in securities	(753)	(557)
Proceeds from sale of investments in securities	596	120
Payments for additional investments in subsidiaries	(2,735)	(2,895)
Proceeds from sales of subsidiaries’ share	214	9
Proceeds from sales of subsidiaries’ share resulting in change in the scope of consolidation	-	11
Disbursement of loan receivables	(209)	(275)
Collection of loan receivables	265	179
Other	(247)	(597)
Net cash used in investing activities	(25,155)	(29,168)
Cash flows from financing activities:
Increase in short-term borrowings	348	8,872
Issuance of long-term debt	3,392	5,552
Payments of long-term debt	(4,862)	(5,599)
Issuance of common stock to minority interests	5	273
Dividends paid	(1,747)	(1,271)
Payment of dividends to minority interests	(792)	(656)
Redemption of long-term debt	-	(9,832)
Other	(9)	(56)
Net cash used in (provided) financing activities	(3,664)	(2,717)
Effect of exchange rate changes on cash and cash equivalents	1,747	(2,752)
Net increase in cash and cash equivalents	1,685	(5,413)
Cash and cash equivalents at beginning of year	51,925	53,586
Increase in cash and cash equivalents of the subsidiaries newly included	-	1,142
Decrease of cash and cash equivalents due to exclusion from consolidation	(24)	-
Cash and cash equivalents at end of year	53,586	49,315

BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

Previous Fiscal Year (from April 1, 2001 to March 31, 2002)

1. Scope of consolidation:

(1) Number of consolidated subsidiaries: 48

The name of major consolidated subsidiaries are described in “4. Subsidiaries and Affiliates” of “Chapter 1 Corporate Profile”.

The subsidiaries newly included in consolidation : 2

Nidec-Read Taiwan Corporation, Nidec Copal (Zhejiang) Co., Ltd.

Nidec-Read Taiwan Corporation was included due to an increase in its materiality and Nidec Copal (Zhejiang) Co., Ltd was established newly in the year ended March 31, 2002.

The subsidiaries excluded from consolidation: 3

Nidec Precision (Dalian) Limited, Shibaura Seiko Corporation, Nidec Tosok Engineering Corporation

Nidec Precision (Dalian) Limited was merged with Nidec (Dalian). Shibaura Seiko Corporation was merged with Nidec Shibaura Corporation. Nidec Tosok Engineering Corporation was excluded because of being immaterial as a whole.

(2) Major non-consolidated subsidiaries:

Globa Service Inc.

Reason for being excluded from consolidation:

Non-consolidated subsidiaries are small in scale and they do not have a significant impact on total assets, net sales, net income, retained earnings (proportionate amount of ownership), thus they are not included in the consolidated financial statements.

2. Application of the equity method:

(1) Number of affiliates accounted for by the equity method: 5

Major affiliates: Nidec Development Philippines Corporation, Nidec Johnson Electric Corporation, Nidec Johnson Electric (Hong Kong) Limited, Orientec Corporation, Advance -Probe Co.,Ltd.

Newly included in equity-method affiliates: 1 Advance -Probe Co.,Ltd.

Excluded from equity-method affiliates: 1 Koyo Nidec (Dalian) Precision Bearings Co., Ltd.

Although Nidec holds majority of voting rights in Nidec Johnson Electric Corporation, Nidec has no controlling rights over the company’s decision-making process due to the joint venture contract concerning significant financial, sales and business policies decisions. The company is thus accounted for by the equity method.

(2)Non-consolidated subsidiary (Globa Service), not having any significant impact on consolidated net income and retained earnings and being immaterial as a whole, are not accounted for by the equity method.

(3) Those companies accounted for by the equity method with fiscal year end other than March 31 use financial statements with those different dates for consolidation.

3. Matters concerning fiscal year end of consolidated subsidiaries:

The fiscal year end of Copal Optical and Electronic Machinery (Shanghai) Co., Ltd. and three other consolidated subsidiaries is December 31, and the fiscal year end of Nidec Power Motor Corporation is March 20. The financial statements as of each company’s fiscal year end are used for the consolidation. Any significant transactions that occurs between the fiscal year end and March 31 are adjusted for consolidation.

4. Significant accounting standards

(1) Valuation method of major assets

(a) Securities

Held-to-maturity securities: Amortized cost method (fixed amount method)

Other securities with fair market value: Stated at the market value method based on the market price at the end of the fiscal year. (Variance of the estimate is reported as net unrealized losses on securities. The cost of other securities sold is computed using the moving average method.)

Other securities without fair market value: Stated at market value method by the moving average method

(b) Derivatives: Stated at the market value method

(c) Inventories

Seventeen consolidated companies, including Nidec Corporation, Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd. and Nidec (Dalian)Limited: Stated at the lower of cost or market method with cost determined using the moving average method

Seventeen consolidated subsidiaries, including Nidec Copal Corporation, Nidec Copal Electronics Corporation and Nidec Shibaura Corporation: Stated at the lower-of-cost-or-market method with cost determined using the average method

Six consolidated subsidiaries, including Nidec-Shimpo Corporation and Nidec America Corporation: Stated at the lower-of-cost-or-market method with cost determined using the first-in, first-out method

Nidec Power Motor Corporation and three other consolidated subsidiaries: Stated at the lower-of-cost-or-market method with cost determined using the identified cost method

Nidec Tosok Corporation: Stated at the lower-of-cost-or-market method with cost determined using the periodic average method or identified cost method

Nidec Taiwan Corporation and another consolidated subsidiary: Stated at the lower-of-cost-or-market method with cost determined using the weighted average method

Nidec Total Service Corporation: Stated at the lower-of-cost-or-market method with cost determined using the last purchase method

(Change in accounting policy)

Nidec-Shimpo Corporation and two other consolidated subsidiaries changed their accounting method for inventory valuation from the cost method to the lower of cost or market method effective the fiscal year ended March 31, 2002.

This change was made to further strengthen our financial structures to compensate for the drop in sales price in a short period due to the severe price competition.

The effects of this change were decrease in operating income, recurring profit and net income before income taxes by ¥ 34 million, respectively as compared with the case where the previous method was adopted.

(2) Method of depreciation of major depreciable assets

(a) Tangible fixed assets

Nidec Corporation and its domestic subsidiaries use the declining-balance method except for buildings purchased after April 1, 1998 (excluding fixtures) for which the fixed amount method is applied. Overseas consolidated subsidiaries principally use on the fixed amount method.

Useful life of main tangible fixed assets is follows:

Buildings and structures	3-65 years
Machineries and equipments	2-15 years

(Change in accounting policy)

Nidec Tosok Corporation changed the depreciation method for its Yamabashi factory from the fixed amount method to the declining balance method except for buildings effective the fiscal year ended March 31, 2002.

This change was made to reflect the periodical accounting of profit and loss more appropriately and conform the depreciation method for tangible fixed assets except for buildings on a consolidation basis through fast return of capital invested to reflect toe remarkable increase in output and the high capacity-operating rate.

Due to such change operating income, recurring profit and net income before income taxes decreased by ¥131 million each while depreciation expense increased by ¥134 million, as compared to the case where the previous method was adopted.

(b) Intangible fixed assets

Amortization of intangible fixed assets are computed based on the straight-line method. With respect to the software for internal use, amortization is computed using on the fixed amount method based on the expected useful period  (mainly 5 years).

(3) Policy for significant allowance allocation

(a) Allowances for doubtful accounts

Appropriate allowances are made for general receivables based on the historical rate of credit losses experienced, but specific doubtful accounts are calculated on an individual basis and the amount of estimated losses are allocated.

(b) Allowances for bonuses to employees: Nidec Corporation and its domestic subsidiaries allocate allowances for bonuses to employees based on the estimated amount for payment.

(c) Allowances for employees’ retirement benefits: Allowances for employees’ retirement and severance benefits are allocated based on the projected benefit obligation and pension plan assets at the end of the fiscal year. Timing and amount of recognition of net transition obligation as expenses are summarized as follows:

Company name	Timing	Amount in total
Nidec Corporation, Nidec Copal Electronics Corporation Nidec Potrance Corp. and Nidec-Kyori Corporation	Recognized in previous years.	¥2,073 million
Nidec Copal Corporation and its consolidated subsidiaries	Being recognized over 5 years except ¥4,316 million, which was recognized when the company contributed its assets to pension trust fund.	¥8,913 million
Nidec-Shimpo Corporation	Being recognized over 3 years except ¥969 million, which was recognized when the company contributed it’s assets to pension trust fund.	¥1,456 million
Nidec Tosok Corporation	Being recognized over 5 years except ¥714 million, which was recognized when the company contributed it’s assets to pension trust fund.	¥1,111 million
Nidec-Read Corporation	Being recognized over 3 years	¥39 million
Nidec Shibaura Corporation	Being recognized over 5 years	¥1,442 million
Total		¥15,037 million

Unrecognized actuarial gain or loss is being recognized over average remaining years of service (within 10 years) at the end of each fiscal year beginning from the next fiscal year of its accrual.

(d) Allowances for retirement allowances of directors and corporate auditors

Allowances for retirement allowances of directors and corporate auditors of Nidec and its certain domestic consolidated subsidiaries are allocated based on regulations and internal rules for the amount payable at the end of the fiscal year.

(4) Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated in the Japanese yen at the exchange rate as of fiscal year end with the resulting difference included in gains or losses. Assets and liabilities of overseas subsidiaries are also translated in the Japanese yen at the exchange rate as of fiscal year end, with revenues and expenses translated at the average rate during the fiscal year. The resulting difference is included in minority interests and foreign currency translation adjustment in shareholders’ equity.

(5) Leases

With respect to Nidec Corporation and its domestic consolidated subsidiaries, financial leases other than those that are deemed to transfer the ownership of the leased assets to lessees are accounted for by a method similar to that applicable to operating leases. With regard to overseas subsidiaries, leases are accounted for as capital leases.

(6) Derivatives and hedging activities

(a) Hedge accounting policy

Hedge accounting policy: Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates. Interest swaps and interest caps are accounted for as hedges, using shortcut method allowed under certain conditions.

(b) Method and object of hedge

Method of hedge

Forward exchange contracts, interest swaps and interest caps

Object of hedge

Nidec manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables and borrowings with floating interest rates.

(c) Hedge policy

Hedge policy: In order to reduce market risk exposures from fluctuations in foreign exchange rate and interest rates, Nidec has a comprehensive and flexible stance towards hedging.

(d) Evaluating effectiveness of hedging activities

With regard to forward exchange contracts, Nidec does not evaluate the effectiveness if the denominated currency, the notional amount and the contract period are the same as foreign currency receivables hedged. Regarding interest swap and interest cap transactions, Nidec does not evaluate the effectiveness at fiscal year end either because these transactions meet criteria for an allowable shortcut method.

(7) Consumption taxes

Consumption taxes are excluded from revenues and expenses and recorded as an asset or a liabilities.

5. Valuation of assets and liabilities of consolidated subsidiaries

 Assets and liabilities of consolidated subsidiaries are revalued at the time of acquisition of control under the full fair value method

6. Amortization of goodwill

 Goodwill is amortized over 5 years equally using straight-line method.

7. Consolidated statements for retained earnings

 Consolidated statements of retained earnings are prepared based on appropriation of retained earnings approved at the shareholders meeting and appropriated during the fiscal year.

8. Definition of cash and cash equivalents in the consolidated statements of cash flows:

Cash and cash equivalents in the consolidated statements of cash flows include cash on hand, demand deposits and all short-term investments with original maturities of three months or less that are readily convertible to cash and presenting insignificant risk of changes in value.

Current Fiscal Year (from April 1, 2002 to March 31, 2003)

1. Scope of consolidation:

(1) Number of consolidated subsidiaries: 55

Names of major consolidated subsidiaries are described in “4. Subsidiaries and Affiliates” of “Chapter 1 Corporate Profile”.

The subsidiaries newly included in consolidation: 9

Newly established : 4

Nidec (New Territories) Co., Ltd., Nidec (ZheJiang) Corporation, Nidec (DongGuan) Ltd. and Nidec (Shanghai) International Trading Co., Ltd.

Newly included due to an increase in its materiality as a whole: 5

Nidec Copal Electronics (Shanghai) Co., Ltd., Globa Service Inc., Globa Sales Co., Ltd., Kansai Globa Sales Co., Ltd. and Nidec System Engineering（ZheJiang）Corporation

The subsidiaries excluded from consolidation: 2

Excluded from consolidation because of being merged with Nidec Corporation: 1

Nidec Electronics Corporation

Excluded from consolidation because Nidec Corporation’s share of ownership and voting rights were lowered:1

Nidec Potrans Corporation

(2) Major non-consolidated subsidiaries:

Copal Research & Development Co., Ltd.

Reason for being excluded from consolidation:

Non-consolidated subsidiaries are either small in scale and do not have a significant impact on total assets, net sales, net income, retained earnings (proportionate amount of ownership), thus they are not included in the consolidated financial statements.

2. Application of the equity method:

(1) Number of affiliates accounted for by the equity method: 5

Major affiliates: Nidec Development Philippines Corporation, Nidec Johnson Electric Corporation, Nidec Johnson Electric (Hong Kong) Limited, Orientec Corporation and Advance -Probe Co., Ltd.

Although Nidec holds majority of voting rights in Nidec Johnson Electric Corporation, Nidec has no controlling rights over the company’s decision-making process due to a contract concerning significant financial, sales and business policies decisions. The company is therefore accounted for by the equity method.

(2)Non-consolidated subsidiary (Copal Research & Development Co., Ltd.) and affiliate (NTN-Nidec (ZheJiang) Corporation) that do not have any significant impact on consolidated net income and retained earnings and that are immaterial as a whole are not accounted for by the equity method.

(3) Those companies accounted for by the equity method with fiscal year end other than March 31 use financial statements with those different dates for consolidation.

3. Matters concerning closing dates of consolidated subsidiaries:

The fiscal year end for Nidec (ZheJiang) Corporation and nine other consolidated subsidiaries is December 31. The fiscal year end for Nidec Power Motor Corporation and its subsidiary is March 20 and the colsing date for Nidec America Corporation is March 30. With regard to Nidec (ZheJiang) Corporation, Nidec (DongGuan) Ltd. and Nidec Shibaura (ZheJiang) Corporation, however, the fiscal year end of their financial statements is adjusted to March 31 for coordination with the consolidated statements. Other companies use their original fiscal year end for the financial statements. (Any significant transaction that occurs between the fiscal year end is adjusted for consolidation.)

4. Significant accounting standards

(1) Valuation method of major assets

(a) Securities

Held-to-maturity securities: Amortized cost method (fixed amount method).

Other securities with fair market value: Stated at the market value method based on market price at end of the fiscal year. (Variance of the estimate is reported as net unrealized losses on securities. The cost of other securities sold is computed using the moving average method.)

Other securities without fair market value: Stated at the market value method by the moving average method

(b) Derivatives: Stated at the market value method

(c) Inventories

Eighteen consolidated subsidiaries, including Nidec Corporation, Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd. and Nidec (Dalian)Limited: Stated at the lower of cost or market method with cost determined using the moving average method

Twenty-one consolidated subsidiaries, including Nidec Copal Corporation, Nidec Copal Electronics Corporation and Nidec Shibaura Corporation: Stated at the lower-of-cost-or-market method with cost determined using the average method

Seven consolidated subsidiaries, including Nidec-Shimpo Corporation and Nidec America Corporation: Stated at the lower-of-cost-or-market method with cost determined using the first-in, first-out method

Nidec Power Motor Corporation and three other consolidated subsidiaries: Stated at the lower-of-cost-or-market method with cost determined using the identified cost method

Nidec Tosok Corporation: Stated at the lower-of-cost-or-market method with cost determined using the average method or identified cost method

Nidec Taiwan Corporation and another consolidated subsidiary: Stated at the lower of cost or market method with cost determined using the weighted average method

Nidec Total Service Corporation: Stated at the lower-of-cost-or-market method with cost determined using the last purchase method

(2) Method of depreciation of major depreciable assets

(a) Tangible fixed assets

Nidec Corporation and its domestic subsidiaries use the declining-balance method except for buildings purchased after April 1, 1998 (excluding fixtures) for which the fixed amount method is applied. Overseas consolidated subsidiaries principally use the fixed amount method.

Useful life of main tangible fixed assets is follows:

Buildings and structures	2-65 years
Machineries and equipments	2-15 years

(b) Intangible fixed assets

Amortization of intangible fixed assets are computed based on the fixed amount method. With respect to the software for internal use, amortization is computed using the fixed amount method based on the expected useful period (mainly 5 years).

(3) Policy for significant allowance allocation

(a) Allowances for doubtful accounts

Appropriate allowances are made for general receivables based on the historical rate of credit losses experienced, but specific doubtful accounts are calculated on an individual basis and the amount of estimated losses are allocated.

(b) Allowances for bonuses to employees: Nidec Corporation and its domestic subsidiaries allocate allowances for bonuses to employees based on the estimated amount for payment.

(c) Allowances for employees’ retirement benefits: Allowances for employees’ retirement and severance benefits are allocated based on the projected benefit obligation and pension plan assets at the end of the fiscal year. Timing and amount of recognition of net transition obligation as exoenses are summarized as follows:

Company name	Timing	Amount in total
Nidec Corporation, Nidec Copal Electronics Corporation and Nidec-Kyori Corporation	Recognized in previous years.	¥2,073 million
Nidec Copal Corporation and its consolidated subsidiaries	Being recognized over 5 years except ¥4,316 million, which was recognized when the company contributed it’s assets to pension trust fund.	¥8,913 million
Nidec-Shimpo Corporation	Being recognized over 3 years except ¥969 million, which was recognized when the company contributed it’s assets to pension trust fund.	¥1,456 million
Nidec Tosok Corporation	Being recognized over 5 years except ¥714 million, which was recognized when the company contributed it’s assets to pension trust fund.	¥1,111 million
Nidec-Read Corporation	Being recognized over 3 years	¥39 million
Nidec Shibaura Corporation	Being recognized over 5 years	¥1,442 million
Total		¥15,037 million

  Unrecognized actuarial gain or loss is being recognized over average remaining years of service (within 10 years) at the end of each fiscal year beginning from the next fiscal year of its accrual.

(d) Allowances for retirement allowances of directors and corporate auditors

Allowances for retirement allowances of directors and corporate auditors of Nidec and its certain domestic consolidated subsidiaries are allocated based on regulations and internal rules for the amount payable at the end of the fiscal year.

(4) Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated in the Japanese yen at the exchange rate as of the fiscal year end with the resulting difference included in gains or losses. Assets and liabilities of overseas subsidiaries are also translated in the Japanese yen at the exchange rateas of the fiscal year end, with revenues and expenses translated at the average rate during the fiscal year. The resulting difference is included in minority interests and foreign currency translation adjustment in shareholders’ equity.

(5) Leases

With respect to Nidec Corporation and its domestic consolidated subsidiaries, financial leases other than those that are deemed to transfer the ownership of the leased assets to lessees are accounted for by a method similar to that applicable to operating leases. With regard to overseas subsidiaries, leases are accounted for as capital leases.

(6) Derivatives and hedging activities

(a) Hedge accounting policy

Hedge accounting policy: Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates. Interest caps are accounted for as hedges, using shortcut method allowed under certain conditions.

(b) Method and object of hedge

Method of hedge

Forward exchange contracts, Interest caps

Object of hedge

Nidec manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables and borrowings with floating interest rates.

(c) Hedge policy

In order to reduce market risk exposures from fluctuations in foreign exchange rate and interest rates, Nidec has a comprehensive and flexible stance towards hedging.

(d) Evaluating effectiveness of hedging activities

With regard to forward exchange contracts, Nidec does not evaluate the effectiveness if the denominated currency, the notional amount and the contract period are the same as foreign currency receivables hedged. Regarding interest cap transactions, Nidec does not evaluate the effectiveness at fiscal year end either because these transactions meet criteria for an allowable shortcut method.

(7) Other important items for the preparation of consolidated financial statements

(a)Accounting procedure of Consumption taxes: Consumption taxes are excluded from revenues and expenses and recorded as an asset or a liability.

(b) “Accounting Standards on Treasury Stock and the Allocation of Legal Reserves” (Financial Accounting Standards No.1) (Accounting Standard Board of Japan) have been applied to our current non-consolidated financial statements since April 1, 2002. The effect of this change is not material. In addition, due to an amendment to the “Ordinance Concerning the Terminology, Forms and Preparation Method of Financial Statements”, the shareholder’s equity section of these consolidated financial statements has been prepared in accordance with the amended “Ordinance Concerning the Terminology, Forms and Preparation Method of Financial Statements”.

5. Valuation of assets and liabilities of consolidated subsidiaries

Assets and liabilities of consolidated subsidiaries are revalued as of the acquisition of control under full fair value method

6. Amortization of goodwill

Goodwill is amortized over 5 years using straight-line method.

7. Consolidated statements of retained earnings

Consolidated statements of retained earnings are prepared based on appropriation of retained earnings approved at the shareholders meeting and appropriated during the fiscal year.

8. Definition of cash and cash equivalents on the consolidated statements of cash flows:

Cash and cash equivalents in the consolidated statements of cash flows include cash on hand, demand deposits and short-term investments with original maturities of three months or less that are readily convertible to cash and presenting insignificant risk of changes in value.

Notes to Consolidated Balance Sheets as of March 31, 2002 and March 31, 2003

1. Non consolidated and affiliated companies

Japanese yen (Millions)
	As of March 31, 2002	As of March 31, 2003
Investment securities	¥885	¥701
Other investments and other assets (investments to affiliated companies)	¥115	¥735

2. Accumulated depreciation of tangible assets

	Japanese yen (Millions)
	As of March 31, 2002	As of March 31, 2003
Buildings and structures	¥24,251	¥24,755
Machinery and vehicles	38,652	40,021
Factory tools	19,729	22,359
Total	¥82,633	¥87,135

3. Contingent liabilities

	Japanese yen (Millions)
	As of March 31, 2002	As of March 31, 2003
East Pacific Funding Corporation, Tokyo Branch Office	¥1,213
Okaya Seiken Corp.		¥120

4. Application to the Law concerning Revaluation of Land

Pursuant to the “Law Concerning Revaluation of Land” (Law No.34, promulgated on March 31, 1998) and the “Law to Partially Modify the Law Concerning Revaluation of Land” (Law No. 24, promulgated on March 31, 1999), land used for business purposes has been revalued. The amount of residual difference on revaluation is shown as “Revaluation difference of land” in shareholder’s equity on the balance sheets.

Revaluation was based on the appraisal value as specified in Clause 4, Article 2 of the “Enforcement Regulations of the Law Concerning Revaluation of Land” (Ordinance No. 119 enforced on March 31, 1998), and also on the land price calculated in accordance with the method specified by the Director-General of the National Tax Administration Agency for the purpose of reasonably adjusting at the land price for computing the standard taxation of the Land Value Tax as specified in Article 16 of the “Land Value Tax Law” (Law No. 69 of 1991).

Note:

Date of the revaluation of land: March 31, 2000

The difference between revalued book value and the market price as of March 30,2001

¥465 million

The difference between revalued book value and the market price as of March 31, 2002

¥1,091 million

5. Assets pledged as collateral and liabilities secured by such assets

	Japanese yen (Millions)
	As of March 31, 2002		As of March 31, 2003
Land	¥745	(476)	¥125	(125)
Buildings	1,263	(1,115)	624	(624)
Machinery and equipment	210	(161)	107	(48)
Tools, furniture and fixtures	4	(4)	4	(4)
Investment in securities	1,474	(-)	1,185	(-)
Total	¥3,699	(1,757)	¥2,047	(802)
Secured liabilities with respect to the foregoing:
Short-term debt	64	(-)	58	(-)
Current portion of Long-term debt	927	(425)	534	(84)
Long-term debt	1,136	(84)	500	(-)

  Parenthetic figures above show mortgage of factory foundation or its liabilities.

6. Matured notes on the fiscal year end

As of March 31, 2002

Nidec Corporation and other subsidiaries settle notes on the note clearance day. Since financial institutions were not open on the fiscal year end, the amounts of matured notes included in the consolidated balance sheet on the fiscal year end are included in the consolidated balance sheets.

Notes settled on note clearance day: The following amounts are included in the consolidated balance sheets.

Notes receivable:	¥1,891 million
Notes payable:	¥485 million

As of March 31, 2003

7. The number of issued and outstanding shares of common stock of Nidec Corporation is 63,574,729 as of March 31, 2003.

8. The number of treasury shares is 8,648 as of March 31, 2003.

Notes to Consolidated Income Statements for the years ended March 31, 2002 and 2003

1. Loss from revaluation of inventories valued by lowest cost accounting, included in cost of goods sold

As of March 31, 2002
¥1,144 million

As of March 31, 2003
¥675 million

2. Research and Development expenses included in Selling, general and administrative expenses and Cost of products sold

As of March 31, 2002
¥8,152 million

As of March 31, 2003
¥8,487 million

3. Details for Profit on disposal of property, plant and equipment

As of March 31, 2002

Buildings and structures ¥27 million

Machinery and vehicles ¥30 million

Tools, furniture and fixtures ¥12 million

Land ¥14 million

As of March 31, 2003

Buildings and structures ¥0 million

Machinery and vehicles ¥24 million

Tools, furniture and fixtures ¥37million

Land ¥40 million

4. Details for Loss on disposal of property, plant and equipment

As of March 31, 2002

(1) Loss on sales of property, plant and equipment

Buildings and structures ¥0 million

Machinery and vehicles ¥66 million

Tools, furniture and fixtures ¥3 million

Land ¥55 million

Total ¥125 million

(2) Loss on disposal of property, plant and equipment

Buildings and structures ¥1,137 million

Machinery and vehicles ¥617 million

Tools, furniture and fixtures ¥323 million

Total ¥2,077 million

As of March 31, 2003

(1) Loss on sales of property, plant and equipment

Buildings and structures ¥0 million

Machinery and vehicles ¥96 million

Tools, furniture and fixtures ¥8 million

Land ¥67 million

Total ¥172 million

(2) Loss on disposal of property, plant and equipment

Buildings and structures ¥318 million

Machinery and vehicles ¥471 million

Tools, furniture and fixtures ¥304 million

Total ¥1,094 million

5. Recovery of Loss on the investment

As of March 31, 2002

Amicable settlement regarding the disputes over Princeton Notes that we held reached finally and the amount recovered was accounted for as an income for the year ended March 31, 2002.

As of March 31, 2003

＿＿＿＿＿＿

6. Detail of Loss on restructuring business

As of March 31, 2002

Temporary depreciation of amortization of consolidation difference ¥472 million

Returned gain of allowances for retirement allowances (¥123) million

Other ¥54 million

As of March 31, 2003

＿＿＿＿＿＿

＿＿＿＿＿＿

＿＿＿＿＿＿

7. Special technical service fee

As of March 31, 2002

＿＿＿＿＿＿

＿＿＿＿＿＿

＿＿＿＿＿＿

As of March 31, 2003

Nidec Corporation and Nidec America Corporation agreed to pay US$8million to Comair Rotron, Inc., as a patent fee for manufacturing specific fans based on a license agreement.

Notes to Consolidated Statements of Cash Flows for the years ended March 31, 2002 and 2003

Year ended March 31, 2002

The reconciliation between the balance of cash and cash equivalents, and amounts stated in the Consolidated Balance Sheet as of March 31, 2002 is as follows:

Cash and deposits with original maturities of three months or less	¥53,807	million
Fixed deposits	(221)
Cash and cash equivalents	¥53,586	million

Convertible bonds converted in the current consolidated year are as follows:

Amount of increase in capital due to the conversion	¥14 million
Amount of increase in capital reserve due to the conversion	¥13 million
Amount of decrease in convertible bond due to the conversion	¥28 million

Year ended March 31, 2003

The reconciliation between the balance of cash and cash equivalents, and amounts stated in the Consolidated Balance Sheet as of March 31, 2003 is as follows:

Cash and deposits with original maturities of three months or less	¥49,491	million
Fixed deposits	(368)
Short-term investments	192
Cash and cash equivalents	¥49,315	million

Preemptive rights exercised in the current consolidated year are as follows:

Increased amount of capital due to the exercise of preemptive rights	¥16 million
Increased amount of capital reserve due to the exercise of preemptive rights	¥16 million
Decreased amount of bond with preemptive rights due to the exercise of preemptive rights	¥33 million

 The above amounts include the amount converted from convertible bonds issued based on the Commercial Code before the amendments.

Notes to Leases

1. Financial leases other than those, ownership of which are deemed to be transferred to lessees

Year ended March 31, 2002

(1) Acquisition costs, accumulated depreciation and net leased property

	Japanese yen (Millions)
	Acquisition costs	Accumulated depreciation	Net leased property
Machinery and vehicles	¥2,772	¥819	¥1,952
Tools, furniture and fixtures	3,064	1,898	1,166
Other intangible assets	592	366	225
Total	¥6,429	¥3,084	¥3,345

Note: Due to the low proportion of future lease payments in the balance of tangible assets at the fiscal year end, future lease payments include the imputed interest expense portion.

(2) Future lease payment at the fiscal year end

Due within one year

¥979 million

Due over one year

¥2,365 million

  Total

¥3,345 million

Note: Due to the small proportion of future lease payments in the balance of tangible assets at the fiscal year end, future lease payments include the imputed interest expense portion.

(3) Lease payments and depreciation

Lease payments

¥1,161 million

Depreciation

¥1,161 million

(4) Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the straight-line method with the lease period as the period of depreciation and the remaining balance at zero.

Year ended March 31, 2003

(1) Acquisition costs, accumulated depreciation and net leased property

	Japanese yen (Millions)
	Acquisition costs	Accumulated depreciation	Net leased property
Buildings and structures	¥65	¥1	¥64
Machinery and vehicles	2,517	932	1,584
Tools, furniture and fixtures	2,603	1,587	1,016
Other intangible assets	436	305	131
Total	¥5,623	¥2,825	¥2,797

Note: Due to the small proportion of future lease payments in the balance of tangible assets at the fiscal year end, future lease payments include the imputed interest expense portion.

(2) Future lease payment at the interim balance sheet date

Due within one year

¥727 million

Due over one year

¥2,070 million

  Total

¥2,797 million

Note: Due to the small proportion of future lease payments in the balance of tangible assets at the fiscal year end, future lease payments include the imputed interest expense portion.

(3) Lease payments and depreciation

Lease payments

¥977 million

Depreciation

¥977 million

(4) Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the straight-line method with the lease period as the period of depreciation and the remaining balance at zero.

2. Operating leases (Lessee)

Year ended March 31, 2002

Future lease payments

Due within one year

¥337 million

Due over one year

932 million

       Total

¥1,270 million

Year ended March 31, 2003

Future lease payments

Due within one year

¥191 million

Due over one year

742 million

       Total

¥933 million

3. Operating leases (Lessor)

Year ended March 31, 2002

Future lease payments

Due within one year

¥19 million

Due over one year

119 million

       Total

¥139 million

Year ended March 31, 2003

Future lease payments

Due within one year

¥31 million

Due over one year

80 million

      Total

¥111 million

Notes to Marketable Securities

1. Held-to-maturity marketable securities with fair value

	Japanese yen (Millions)
	Year ended March 31, 2002			Year ended March 31, 2003
	Carrying amount	Market value	Balance	Carrying amount	Market value	Balance
Government and local bonds	-	-	-	-	-	-
Corporate bonds	-	-	-	-	-	-
Others	143	142	(0)	-	-	-
Total	143	142	(0)	-	-	-

2. Other marketable securities with fair value

	Japanese yen (Millions)
	Year ended March 31, 2002			Year ended March 31, 2003
	Acquisition cost	Carrying amount	Balance	Acquisition cost	Carrying amount	Balance
Equity securities	6,809	6,290	(519)	5,844	4,932	(911)
Bonds				-	-	-
Corporate bonds	36	38	1	33	35	1
Other securities	308	253	(55)	155	127	(28)
Total	7,156	6,583	(572)	6,033	5,095	(937)

3. Other marketable securities sold during the year

Japanese yen (Millions)
Year ended March 31, 2002			Year ended March 31, 2003
Amount of sales	Gain on sales	Loss on sales	Amount of sales	Gain on sales	Loss on sales
582	69	106	96	0	60

4. Marketable securities not practicable to fair value

	Japanese yen (Millions unless indicated)
	Year ended March 31	Year ended March 31
	2002	2003
Held-to-maturity bonds	0	0
Other securities
Preferred stock	-	500
Unlisted stock (excluding the over-the-counter stock)	429	315
Unlisted foreign stock	82	74
Discount bank debentures	9	-
Others	578	730

5. Redemption schedule of other securities with maturity and held-to-maturity debt securities

	Japanese yen (Millions)
	Year ended March 31, 2002				Year ended March 31, 2003
	Within 1 year	1-5 years	5-10 years	Over 10 years	Within 1 year	1-5 years	5-10 years	Over 10 years
Bonds
Government bonds	-	-	-	-	-	-	-	-
Corporate bonds	4	30	4	-	10	19	4	-
Others	153	-	-	-	-	0	-	-
Other securities	90	85	42	-	64	-	31	-
Total	247	115	46	-	74	20	36	-

Notes to Derivative Instruments

1.Particulars on derivative transactions

For the year ended March 31, 2002

(1)

Derivative transactions

We use foreign exchange contracts in order to avoid future exchange fluctuation risks on assets and liabilities in foreign currencies. Interest cap trading and interest swap transaction for long-term debt liabilities in foreign currencies are utilized to reduce interest rate fluctuation risks. All of interest swap transactions have been finished during the year ended March 31, 2002.

(2)

Policy on derivative transaction

Derivative transactions are to be used in order to avoid currency market fluctuation risks which affect assets and liabilities.

(3)

Objective of derivative transaction

The derivative transactions related to foreign currency aim to reduce foreign exchange rate fluctuation risks. The derivative transactions for interest aim to reduce funding cost. We do not enter into derivative transactions for speculation and trading purposes. We use derivative transactions for hedge accounting.

Hedge accounting on derivative transactions

The conversion into accounts currency for Assets and liabilities in foreign currencies with foreign exchange contract is based on the contracted exchange rate on the condition that all requirements for hedge accounting are fulfilled. Accounting for interest cap trading and interest swap transaction is based on the practices stipulated in hedge accounting.

Means for hedging and hedge object

 Means for hedging

  Foreign exchange contract, Interest swap, interest cap

 Object of hedge

  Foreign currency receivables and loan payables with floating interest rates

Hedge policy

  In order to reduce market risk exposures from fluctuations in foreign exchange rate and interest rates, Nidec has a comprehensive and flexible stance towards hedging.

(4)

Risks on derivative transactions

Derivative transactions connote market risk, credit risk exposures, etc. Market risk exposures are the possibilities of suffering loss from the fluctuations of market price (foreign exchange, interest, etc.) of the hedge objects in the future. Credit risk exposures are the possibilities of suffering loss when customers or suppliers go into bankruptcy and not be able to fulfill their duties under the contract.

As for interest cap and interest swap, there are market risks from fluctuations in future foreign exchange rate and interest rate.  Nidec Corporation does not enter into any derivative contracts having large fluctuation risks and leverage effects. Nidec Corporation enters into derivative transactions only with big and highly rated financial institutions with no presumable credit risks.

(5)

Administrative structure of derivative transactions

Derivative transactions are proceeded by strictly complying with the internal rules for derivative transactions. Responsible persons in Accounting department daily control and check on derivative transactions.

(6)

Supplementary explanation on market price of derivative transactions

N/A

For the year ended March 31, 2003

(1）Derivative transactions

  We use foreign exchange contract in order to avoid future exchange fluctuation risks on assets and liabilities in foreign currencies. Interest cap trading for long-term debt liabilities in foreign currencies are utilized to reduce interest rate fluctuation risks. All of interest cap tradings have been finished during the year ended March 31, 2003.

(2)  Policy on derivative transaction

  Derivative transactions are to be used in order to avoid currency market fluctuation risks which affect assets and liabilities.

(3)

Objective of derivative transaction

The derivative transactions related to foreign currency aim to reduce foreign exchange rate fluctuation risks. The derivative transactions for interest aim to reduce funding cost. We donot enter into derivative transactions for speculation and trading purposes. We use derivative transactions for hedge accounting.

Hedge accounting on derivative transactions

The conversion into accounts currency for Assets and liabilities in foreign currencies with foreign exchange contract is based on the contracted exchange rate on the condition that all requirements for hedge accounting are fulfilled. Accounting for interest cap trading is based on the practices stipulated in hedge accounting

Means for hedging and hedge object

 Means for hedging

  Foreign exchange contract, interest swap, interest cap

 Object of hedge

  Foreign currency receivables and loan payables with floating interest rates

 Hedge policy

  In order to reduce market risk exposures from fluctuations in foreign exchange rate and interest rates, Nidec has a comprehensive and flexible stance towards hedging.

(4）Risks on derivative transactions

Derivative transactions connote market risk, credit risk exposures, etc. Market risk exposures are the possibilities of suffering loss from the fluctuations of market price (foreign exchange, interest, etc.) of the hedge objects in the future. Credit risk exposures are the possibilities of suffering loss when customers or suppliers go into bankruptcy and not be able to fulfill their duties under the contract.

As for foreign exchange contract and interest cap trading, there are market risks from fluctuations in　future foreign exchange rate and interest rate.  Nidec Corporation does not enter into any derivative contracts having large fluctuation risks and leverage effects. Nidec Corporation enters in derivative transactions only with big and high rating financial institutions with no presumable credit risks.

(5) Administrative structure of derivative transactions

Derivative transactions are proceeded by strictly complying with the internal rules for derivative transactions. Responsible persons in Accounting department daily control and check on derivative transactions.

(6) Supplementary explanation on market price of derivative transactions

   N/A

2. Market price for derivative transactions

Contract price, fair values and unrealized gain or loss of derivative instruments

As of March 31, 2002

		Japanese yen (Millions)
Derivative instrument	Transaction	Contract price	Fair value	Unrealized gain or loss
Foreign currency	Forward exchange contracts
	To buy
	Euro	34	35	1
	To sell
	U.S. dollars	16	16	0
Interest rates	Interest cap transactions	3,000	0	-
Total		3,051	52	1

Notes:

1. Fair values are calculated based on quotes from financial institutions.

2. Derivative instruments for which hedge accounting is applied are excluded from the above.

As of March 31, 2003

Japanese yen (Millions)
Derivative Instrument	Transaction	Contract price	Fair value	Unrealized gain or loss
Foreign currency	Forward exchange contracts
To buy
	U.S. dollars	300	303	0
	Euro	-	-	-
To sell
	U.S. dollars	-	-	-
Interest rates	Interest-rate caps	-	-	-
Total		300	303	0

Notes:

1. Fair values are calculated based on quotes from financial institutions.

2. Derivative instruments applied for the accounting for hedging are excluded from the above amounts.

Notes to pension and retirement benefit

1.General outline for pension and retirement benefit applied

The Company and its domestic consolidated subsidiaries have adopted employees' pension scheme and qualified retirement pension scheme as defined benefit pension plans. At the retirement of employees, we may pay some premium which is not subject to benefit obligation calculated based on retirement benefit accounting.  Some overseas subsidiaries also have adopted pension and retirement benefit. The Company and some of its subsidiaries have established retirement benefit trust account with financial institutions.

2. Pension and retirement benefit obligation and its details

	Japanese yen (Millions)
	Year ended March 31, 2002	Year ended March 31, 2003
1) Pension and retirement benefit obligation	(¥33,475)	(¥37,386)
2) Pension assets	19,865	18,817
3) Shortfalls retirement benefit obligation 1)+2)	(13,610)	(18,568)
4) Outstanding transition obligation to be amortized	4,036	2,574
5) Outstanding net actual loss from mathematical calculation method to be amortized	5,469	10,079
6) Outstanding balance for unrecognized past service obligation	(3,328)	(2,932)
7) Net amount in the consolidated banance sheet 3)+4)+5)+6)	(7,432)	(8,847)
8) Prepaid pension cost	198	233
9) Provision for pension and retirement benefit 7)-8)	(¥7,630)	(¥9,081)

Notes:

1)

The above amount includes a portion of the government welfare pension program.

2)

Some subsidiaries adopt a simple method for calculating getting pension and retirement benefit obligation.

3. The details for pension and retirement benefit obligation

	Japanese yen (Millions)
	Year ended March 31, 2002	Year ended March 31, 2003
Benefit obligation	¥3,398	¥3,465
1) Service cost	1,555	1,393
2) Interest cost	990	925
3) Expected return on plan assets	758	707
4) Amortization of net transition obligation	1,468	1,462
5) Amortization of net actual loss	514	834
6) Amortization of unrecognized prior servive cost	(388)	(464)
7) Premium severance pay paid temporarily	¥16	¥21

4. Basic items for the formula of benefit obligation

Japanese yen (Millions)
	Year ended March 31, 2002	Year ended March 31, 2003
1) Discount rate	2.0-3.0%	1.0-2.5%
2) Expected return ratio	1.0-4.5%	1.0-4.5%
3) Allocation of retirement benefit	Fixed amount	Fixed amount
4) Years adopted for past service cost	Within 10 years	Within 10 years
5) Years adopted for transition obligation at the time of changing accounting method	Within 5 years	Within 5 years
6) Years adopted for net actual loss	Within 10 years	Within 10 years

Notes to Accounting for Income Taxes

1. The details for deferred tax assets and liabilities

	Japanese yen (Millions)
	Year ended March 31, 2002	Year ended March 31, 2003
Deferred tax assets (current)
Disallowed provisions for bad debts	¥113	¥107
Disallowed provisions for bonus	756	934
Disallowed unpaid business tax	719	181
Write-down for inventories	830	685
Foreign tax credit to be unused	832	1,958
Unrealized profit on inventories	454	316
Disallowed accrued expenses	-	341
Others	295	560
Sub total	4,002	5,085
Valuation allowance	(191)	(192)
Total	3,811	4,893

Deferred tax assets (non-current)
Valuation loss on subsidiaries shares	96	-
Disallowed depreciation	603	-
Disallowed loss on disposal of fixed assets	373	657
Unrealized profit on fixed assets etc	788	804
Accrued for retirement benefit to employees	4,210	3,869
Accrued retirement benefit to directors	448	534
Loss carried forward	2,873	2,062
Valuation loss on investment securities	1,643	575
Unrealized profit on disposal of investment securities	-	1,001
Other	359	886
Subtotal	11,397	10,392
Valuation allowance	(3,387)	(2,643)
Total	8,010	7,749

Deferred tax liabilities (current)
Undistributed profit of overseas subsidiaries	1,487	726
Other	51	22
Total	1,539	748

Deferred tax liabilities (non-current)
Temporary deduction against provision for bad debt written off	2	-
Reserve for special writing off	18	17
The valuation difference from the full mark-to-market method	4,222	4,197
Other	8	118
Total	4,252	4,333

Net deferred tax assets	¥6,029	¥7,560

2. The details for the difference between statutory rate of taxation and obligation rate based on the tax effect accounting

	Year ended March 31, 2002	Year ended March 31, 2003
Statutory rate of taxation	42.0%	42.0%
（Adjustment）
Disallowed expenses like entertainment	2.3	1.2
Disallowed profit like dividend received	19.9	(1.8)
Foreign tax credit	(16.5)	(11.0)
Enterplise tax per capita levy	0.9	0.9
Difference of applied tax rates between the Company and overseas subsidiaries	(36.7)	(9.5)
Profit or loss on investment in affiliated companies	1.4	0.4
Amortization of consolidation adjustments account	13.0	10.2
Undistributed earnings from overseas subsidiaries	1.9	(5.1)
Valuation allowances	(0.3)	2.8
Movement of deferred tax from the change of tax rate	-	2.7
Other	0.5	(1.9)

Obligation rate based on the tax effect accounting	28.4%	30.9%

Notes:

The statutory rate of taxation on the basis of which deferred tax assets and liabilities are calculated has been changed from 42% to 40% for the year ended March 31, 2003 as the revision of the existing Local Tax Law became effective on March 31, 2003. As a result, net deferred tax assets after deducting deferred tax liabilities decreased by ¥317 million, allocation for income taxes increased by ¥252 million and unrealized gains (losses) on securities, net of reclassification adjustment decreased by ¥65 million.

Notes to Segment Information

1) Business segment information

	Japanese yen (Millions)
	Year ended March 31, 2002
	Small precision motors	Mid-size motors	Machinery and power supplies	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥155,640	¥36,220	¥33,841	¥55,365	¥281,069	(¥-)	¥281,069
Intersegment	100	37	9,841	559	10,539	(10,539)	-
Total	155,741	36,258	43,682	55,925	291,608	(10,539)	281,069
Operating expenses	139,994	36,761	42,174	53,057	271,988	(7,126)	264,862
Operating income	15,747	(503)	1,507	2,867	19,619	(¥3,412)	16,206

Assets	140,228	31,073	44,181	61,724	277,207	21,805	299,013
Depreciation cost	8,358	919	863	2,957	13,098	137	13,235
Capital expenditure	¥20,007	¥3,184	¥825	¥3,345	¥27,364	(¥1,107)	¥26,256

	Japanese yen (Millions)
	Year ended March 31, 2003
	Small precision motors	Mid-size motors	Machinery and power supplies	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥168,591	¥37,479	¥31,763	¥60,807	¥298,641	(¥-)	¥298,641
Intersegment	4	18	6,694	490	7,208	(7,208)	-
Total	168,595	37,498	38,457	61,298	305,849	(7,208)	298,641
Operating expenses	150,927	37,002	36,331	55,496	279,758	(3,979)	275,779
Operating income	¥17,667	¥495	¥2,125	¥5,801	¥26,090	(¥3,229)	¥22,861

Assets	128,171	31,883	42,166	65,237	267,458	37,860	305,318
Depreciation cost	10,352	1,117	756	3,010	15,237	(309)	14,927
Capital expenditure	¥13,971	¥2,457	¥1,931	¥5,360	¥23,721	¥6,367	¥30,089

Notes:

1. Segments are classified based on similarities in product types, product attributes, and production and sales methods.

2. Major products of each business segment:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), small precision fans, vibration motors and brush motors

(2) Mid-size motors: Motors for home appliances, automobiles and industrial use

(3) Machinery and power supplies: High-speed press machines, semiconductor production equipment, precision equipment, FA equipment, adapters and power transmission equipment

(4) Other: Pivot assemblies, automobile components, electronic components, service etc

3. Unallocated operating expenses included in Elimination/Corporate (Consolidated)

	Japanese yen (Millions)
	Year ended March 31,
	2002	2003
Amount of unallocated expenses included in Elimination/Corporate	¥2,433	¥2,673	Expenses derived from the over-head department of the Company’s administration and accounting divisions

4. Unallocated assets included in Elimination/Corporate (Consolidated)

Out of total assets, the amounts which were eliminated and classified into Corporate were ¥32,692 million and ¥44,527 million for the years ended March 31, 2002 and 2003, respectively, for the current period and consist of mainly surplus funds operation (cash and marketable securities) of parent company, long term investment fund (investment securities) and assets related with administrative division.

5. The amortization of long term prepaid expenses and its related expenses were included in depreciation and capital expenditure.

6. Changes in accounting policies

 (Year ended March 31, 2002)

(1) Valuation of inventories

As explained in the “Basis of preparation of consolidated financial statements” 4. (1) (c), Nidec-Shimpo Corporation and two other consolidated subsidiaries changed the accounting method for inventory valuation from the cost method to the lower-of-cost-or-market method.

The effects of this change were to increase operating expenses and to decrease operating income in the “Machinery and power supplies” segment by ¥ 34 million, respectively, as compared to the case under the previous method.

(2) Depreciation method of tangible fixed assets

As explained in the “Basis of preparation of consolidated financial statements” 4. (2) (a), Nidec Tosok Corporation changed the depreciation method for tangible fixed assets excluding buildings from the fixed amount method to the declining balance method.

The effects of this change were to increase operating expenses and to decrease operating income in the “Small precision motors” segment by ¥35 million and in the “other” segment by ¥96 million, respectively, as compared to the case under the previous method.

(Year ended March 31, 2003)

2) Geographic segment information

	Japanese yen (Millions)
	Year ended March 31, 2002
	Japan	North America	Asia	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥174,842	¥10,749	¥89,786	¥5,689	¥281,069	(¥-)	¥281,069
Intersegment	75,930	979	112,121	16	189,047	(189,047)	-
Total	250,773	11,728	201,908	5,706	470,116	(189,047)	281,069
Operating expenses	241,230	12,340	191,394	5,567	450,533	(185,671)	264,862
Operating income	9,542	(611)	10,514	138	19,583	(3,376)	16,206

Assets	¥228,387	¥5,882	¥116,163	¥2,173	¥352,606	(¥53,593)	¥299,013

	Japanese yen (Millions)
	Year ended March 31, 2003
	Japan	North America	Asia	Other	Total	Elimination/ Corporate	Consolidated
Net sales:
Customers	¥183,938	¥8,490	¥101,210	¥5,001	¥298,641	(¥-)	¥298,641
Intersegment	76,971	1,209	124,486	114	202,782	(202,782)	-
Total	260,910	9,699	225,697	5,116	501,423	(202,782)	298,641
Operating expenses	249,076	9,395	212,042	4,977	475,492	(199,712)	275,779
Operating income	11,834	304	13,654	138	25,931	(3,069)	22,861

Assets	¥225,034	¥4,833	¥116,711	¥1,011	¥347,590	(¥42,271)	¥305,318

Notes:

1. Regions are based on geographic vicinity.

2. Main countries or regions pertaining to each classification:

(1) North America: United States

(2) Asia: Singapore, Thailand, China and Philippines

(3) Other: Europe

3. Unallocated operating expenses included in Elimination/Corporate (Consolidated)

	Japanese yen (Millions)
	Year ended March 31,
	2002	2003
Unallocated amount of expenses included in Elimination/Corporate	¥2,433	¥2,673	Expenses related to department of management in the Company such as general affair and accounting.

4. Unallocated assets included in Elimination/Corporate (Consolidated)

	Japanese yen (Millions)
	Year ended March 31
	2002	2003
Unallocated amount of assets included in Elimination/Corporate	¥32,692	¥44,527	Surplus fund operation in the Company (cash and securities), long-term investment (investment securities) and assets related to department of management.

5. Changes in accounting policy

(Year ended March 31, 2002)

(1) Valuation of inventories

As explained in the “Basis of preparation of consolidated financial statements” 4. (1) (c), Nidec-Shimpo Corporation and two other consolidated subsidiaries changed the accounting method for inventory valuation from the cost method to the lower-of-cost-or-market method.

The effects of this change were to increase operating expenses and to decrease operating income in the “Japan” segment by ¥ 34 million, respectively, as compared to the case under the previous method.

(2) Depreciation method of tangible fixed assets

As explained in the “Basis of preparation of consolidated financial statements” 4. (2) (a), Nidec Tosok Corporation changed the depreciation method for tangible fixed assets excluding buildings from the fixed amount method to the declining balance method.

The effects of this change were to increase operating expenses and to decrease operating income in the “Japan” segment by ¥131 million, respectively, as compared to the case under the previous method.

3) Overseas sales (Consolidated)

	Japanese yen (Millions), %
	Year ended March 31, 2002
	North America	Asia	Other	Total
Overseas sales	¥10,902	¥137,633	¥7,707	¥156,243
Consolidated sales	-	-	-	281,069
Overseas sales to Consolidated sales	3.9%	49.0%	2.7%	55.6%

	Japanese yen (Millions), %
	Year ended March 31, 2003
	North America	Asia	Other	Total
Overseas sales	¥9,170	¥154,738	¥7,486	¥171,395
Consolidated sales	-	-	-	298,641
Overseas sales to Consolidated sales	3.1%	51.8%	2.5%	57.4%

Notes:

1. The method of region classification and the breakdown of the main countries or regions pertaining to each classification are as follows:

(1) Method of classification: based on geographic vicinity

(2) Main countries or regions pertaining to each classification:

North America: United States

Asia: Singapore, Thailand, China and Philippines

Other: Europe

2. Overseas sales include sales of Nidec Corporation and its subsidiaries in countries or regions other than Japan.

4)Transactions with related parties

1.Directors and major individual shareholders

(Year ended March 31, 2002)

attribution	Company name Address Capital	Main business	Voting right (%)	Relationship	Transaction amount for the current period	Account balance as of Mar.31, 2002
Company which Directors and its close relative who have majority interests on their account	SN Kosan Nakagyo-ku, Kyoto, Japan ¥100 million	Real estate lease	Mr. S. Nagamori, Director of Nidec, owns 99.9% of this company indirectly and the company has 7.3% of Nidec directly	Service transaction	¥1 million	0
Company which Directors and its close relative who have majority interests on their account	Hamaguchi Denki Seisakusho Co., Ltd. Asahi-ku, Osaka, Japan ¥30 million	Manufacturing and sales of central core of iron for motors	Mr. Y. Hamaguchi, Director of Nidec, has 5.5% and his close relative has 55.4% directly	Purchase of materials	¥1 million	A/c payable ¥1 million

Notes:

1.

The transaction amount does not include consumption tax and the account balance as of Mar.31, 2002 includes consumption tax.

2.

The payment terms in the sales and purchase contract with SN Kosan (Private company) and Hamaguchi Denki Seisakusho Co., Ltd are based on our internal rules, which are the same as other suppliers.

(Year ended March 31, 2003)

attribution	Company name Address Capital	Main business	Voting right (%)	Relationship	Transaction amount for the current period	Account balance as of Mar.31, 2003
Company which Directors and its close relative who have majority interests on their account	SN Kosan Nakagyo-ku, Kyoto, Japan ¥100 million	Real estate lease	Mr. S. Nagamori, Director of Nidec, owns 99.9% of this company and the company has 7.3% of Nidec directly	Service transaction	¥2 million	0
Company which Directors and its close relative who have majority interests on their account	Hamaguchi Denki Seisakusho Co., Ltd. Asahi-ku, Osaka, Japan ¥30 million	Manufacturing and sales of central core of iron for motors	Mr. Y. Hamaguchi, Director of Nidec, has 6.3% and his close relative has 57.1% dicectly	Purchase of materials	¥47 million	A/c payable ¥15 million

Notes:

1.

The transaction amount does not include consumption tax and the account balance as of Mar.31, 2003 includes consumption tax.

2.

The payment terms in the sales and purchase contract with SN Kosan(Private company) and Hamaguchi Denki Seisakusho Co., Ltd. are based on our internal rules, which are the same as other suppliers.

Notes to Per Share Data

Year ended March 31, 2002	Year ended March 31, 2003
Net asset value per share is ¥1,408.87. Net income per share (common) is ¥101.67. Net income per share (diluted) is ¥97.09.

Net asset value per share is ¥1,416.14.

Net income per share (common) is ¥100.08.

Net income per share (diluted) is ¥95.66.

The new standard and guidelines for net income per share which were published by the government authorities are applied from the year ended March 31, 2003.

The restated amounts for the information regarding earnings per share for the previous year are as follows.

Net asset value per share is ¥1,407.31.

Net income per share (common) is ¥100.10.

Net income per share (diluted) is ¥95.61.

Notes: The basic items for the formula of Net income per share (common) and net income per share (diluted) are as follows.

	Year ended March 31, 2002	Year ended March 31, 2003
Net income per share (common)
Net income for the period (¥ million)	-	6,485
Amount not attributing to ordinary shareholders (¥ million) (directors' bonuses as a appropriation of earnings)	- -	123 123
Net income for common share (¥million)	-	6,361
Average number of common share for the period (thousand shares)	-	63,565

Net income per share (diluted) after adjustment
Net income to be adjusted (¥million)	-	68
(interest expenses and management expenses for bond issued after deducting relevant taxes)	-	69
(diluted income for parent company’s equity on consolidated subsidiaries)	-	1
Increased number of common shares (thousand shares)	-	3,657
(convertible bond)	-	3,657
Details of diluted shares excluded from the calculation of net income for the period after adjustment of diluted shares due to being ineffective to dilution	-	-

 (Subsequent events)

Year ended March 31, 2002	Year ended March 31, 2003

At the annual shareholders’ meeting on June 26, 2002, pursuant to Article 210 of the Commercial Code, it was resolved that Nidec would acquire treasury stock (common shares) up to a limit of one million shares at a total amount not exceeding ¥10 billion during the period starting from the closing of the said meeting until the closing of the next annual shareholders’ meeting.

At the annual shareholders’ meeting on June 25, 2003, pursuant to Article 210 of the Commercial Code, it was resolved that Nidec would acquire treasury stock (common shares) up to a limit of one million shares and at a total amount not exceeding ¥10 billion during the period starting from the closing of the said meeting until the closing of the next annual shareholders’ meeting.

At the annual shareholders’ meeting on June 26, 2002, it was resolved that Nidec would adopt a stock option plan, pursuant to Article 280-20 and 280-21 of the Commercial Code.

As to our stock option plan, please see 4.1.(7).

Nidec Copal welfare pension fund the member of which are Nidec Copal Corporation and its consolidated domestic subsidiaries obtained an approval from the Health, Labor and Welfare Ministry on April 15, 2003 that they become free from obligation of paying the future government portion according to the Japanese Welfare Pension Insurance Law. Nidec Copal Corporation and its consolidated domestic subsidiaries will not apply the transitional measure and were they to apply, the presumed extraordinary profit from this application would be ¥1,293 million.

＿＿＿＿＿＿

Nidec Tosok Corporation changed their pension and retirement benefit scheme effective April 1, 2003 from the defined benefits pension plan under the approved pension scheme to the defined contribution pension plan. The impact to the following fiscal year is estimated ¥458 million as a profit on closing of the government pension scheme.

(5) Consolidated supplementary statement

 Details for corporate bonds

Company name	Brand	Issued date Maturity date	Bal.prev. (Mar.31, 2002) Bal. Curr.(Mar.31, 2003) (¥ million)	Int. rate collateral
Nidec	1st unsecured convertible bond	Issued : Sep. 9, 1994 Redeemed: Sep. 30, 2003	Prev. : 345 Curr. : 329(329)	Int. : 1% Collateral : None
Nidec	2nd unsecured convertible bond	Issued : Jan. 28,1999 Redeemed: Mar.31, 2006	Prev. : 9,280 Curr. : 9,279	Int. : 0.8% Collateral : None
Nidec	3rd unsecured convertible bond	Issued : Jan.28,1999 Redeemed: Mar.31, 2004	Prev. : 4,699 Curr. : 4,698(4,698)	Int. : 0.5% Collateral : None
Nidec	Yen-denominated convertible bond due 2003	Issued : Jan.28,1999 Redeemed: Mar.31, 2003	Prev. : 9,820(9,820) Curr. : 0	Int. : 0.125% Collateral : None
Nidec Tosok Corporation	1st unsecured convertible bond	Issued : Apr. 8, 1996 Redeemed: Mar.31, 2003	Prev. : 12 (12) Curr. : 0	Int. : 0.6% Collateral : None
Total			Prev. : 24,156 (9,832) Curr. : 14,306 (5,027)

Notes:

1.

Bracket（）indicates the amount payable due within one year from the balance sheet date, and such amount is recorded as current liabilities.

2.

The details for the convertible bonds are as follows.

Brand	Demand period for exchange	Convertible price (Yen)	Issuing share	Conversion amount into paid up capital (Yen/Share)
1st unsecured convertible bond	From Oct. 3, 1994 To Sep. 29, 2003	1,862.10	par value common stock	932.00
2nd unsecured convertible bond	From Mar. 1, 1999 To Mar. 30, 2006	6,842.00	par value common stock	3,421.00
3rd unsecured convertible bond	From Mar. 1, 1999 To Mar. 30,2004	6,842.00	par value common stock	3,421.00
Yen-denominated convertible bond due 2003	From Feb. 12, 1999 To Mar. 17, 2003	6,842.00	par value common stock	3,421.00
1st unsecured convertible bond (Nidec Tosok Corporation)	From Apr.8, 1996 To Mar.28, 2003	881.80	par value common stock	440.90

3.

The redemption amounts payable within 5 years from the fiscal year end are scheduled as follows.

Japanese Yen (millions)
Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years
¥5,027	¥-	¥9,279	¥-	¥ -

 The details for loan payable

	The balance as of Mar.31, 2002 (¥ million)	The balance as of Mar.31, 2003 (¥ million)	Average interest rate (%)	Due date
Short-term loan payable	59,428	65,496	0.92	-
Current portion of long-term loan payable	3,863	3,349	1.84	-
Long-term loan payable (excluding current portion)	5,002	5,187	1.38	From 2004 to 2021
Other interest-bearing debt(Deposit payable etc)	29	119	0.53	-
Total	68,323	74,152	-	-

Notes:

1.

Average interest rate above is calculated based on the weighted average method of interest rates and balances at the fiscal year end.

2. The redemption amounts payable within 5 years from the fiscal year end for long-term loan payable (excluding the amount payable within one year of the fiscal year end) are scheduled as follows.

	Japanese Yen (millions)
	1-2 years	2-3 years	3-4 years	4-5 years
Long-term loan payable	¥2,682	¥1,260	¥608	¥603

 Other

  Not applicable

2. Non-consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

Assets	March 31		March 31
	2002		2003
	¥ Millions	%	¥ Millions	%
Current assets:
Cash and bank deposits	¥17,590		¥18,385
Notes receivable	6,222		1,296
Accounts receivable	35,947		33,215
Finished products	2,358		2,194
Raw materials	36		19
Work in process	178		166
Supplies	55		53
Advances	65		56
Prepaid expenses	86		101
Deferred income taxes	1,529		2,409
Current portion of affiliates’ bond	-		798
Short-term loans to affiliates	2,329		3,511
Other receivables	5,545		5,801
Other current assets	24		38
Allowance for doubtful accounts	(231)		(219)
Total current assets	71,740	43.4	67,830	40.2
Fixed assets:
Tangible assets	17,375	10.5	24,562	14.5
Buildings	4,202		9,795
Structures	129		214
Machinery and equipment	1,706		1,531
Vehicles and delivery equipment	3		10
Tools, furniture and fixtures	1,040		1,525
Land	8,884		11,395
Construction in progress	1,409		89
Intangible assets	464	0.3	366	0.2
Goodwill	359		239
Patents	0		0
Software	68		72
Telephone	19		23
Utility rights	15		29
Investments and other assets	75,672	45.8	76,112	45.1
Investment in securities	5,015		3,754
Investment securities of affiliates	60,796		61,779
Bonds issued by affiliates	794		-
Investments other than securities	118		375
Investment in affiliates	6,041		8,104
Bankruptcy and other claims	859		491
Long-term prepaid expenses	11		13
Deferred income taxes	2,687		1,971
Other (investments)	103		139
Allowance for doubtful accounts	(756)		(517)
Total fixed assets	93,512	56.6	101,041	59.8
Total assets	165,253	100.0	168,871	100.0

Liabilities and Shareholders’ Equity	March 31		March 31
	2002		2003
	¥ Millions	%	¥ Millions	%
Current liabilities
Notes payable	¥4,353		¥1,104
Accounts payable	19,317		21,742
Short-term borrowings	20,526		29,010
Current portion of long-term debt	1,048		1,653
Current portion of convertible bond	9,820		5,027
Accrued liabilities	4,186		6,133
Accrued expenses	329		369
Income taxes payable	2,486		15
Advances received	1		4
Deposits received	158		47
Deferred credit	5		5
Accrued bonuses to employees	718		862
Notes payable for construction	9		22
Total current liabilities	62,962	38.1	65,997	39.1
Non-current liabilities
Convertible bonds	14,324		9,279
Long-term debt	2,455		3,821
Accrued severance and benefit costs	385		1,179
Accrued retirement benefit to directors	502		518
Other current non-current liabilities	-		36
Total fixed liabilities	17,666	10.7	14,834	8.8
Total liabilities	80,628	48.8	80,832	47.9
Shareholders’ equity
Common stock	26,468	16.0	26,485	15.7
Additional paid-in capital	26,333	15.9	26,360	15.6
Legal reserve	720	0.4	720
Land revaluation reserve	(700)	(0.4)	(701)	(0.4)
Retained earnings	32,016	19.4	36,454	21.6
Reserve for general purpose	23,450		29,050
Unappropriated retained earnings	8,566		6,684
Net unrealized loss on securities	(205)	(0.1)	(493)	(0.3)
Treasury stock	(9)	(0.0)	(65)	(0.1)
Total shareholders’ equity	84,624	51.2	88,039	52.1
Total liabilities and shareholders’ equity	165,253	100.0	168,871	100.0

(2) Non-consolidated Statements of Income

	For the year ended March 31,
	2002		2003
	¥ Millions	%	¥ Millions	%
Net sales	¥124,884	100.0	¥129,164	100.0
Cost of sales	112,548	90.1	115,762	89.6
Initial stock	2,034		2,371
Reversal of valuation loss of finished goods	(28)		(13)
Reversal of valuation loss of working in process	(72)		(17)
Reversal of valuation loss of raw materials	(5)		(0)
Current cost of goods manufactured	14,507		18,295
Purchases of goods for the term	98,078		97,191
Transfer to other accounts	374		115
Total	114,889		117,942
Inventory at the end of period	2,371		2,210
Valuation loss of finished goods	13		15
Valuation loss of working in process	17		13
Valuation loss of raw materials	0		0
Gross profit	12,335	9.9	13,401	10.4
Selling, general and administrative expenses	8,234	6.6	9,880	7.7
Sales commissions	930		1,055
Freight & packing	907		1,195
Advertising	30		26
Provision for doubtful accounts	41		22
Officer’s salaries	271		310
Salaries	2,064		2,302
Bonus	349		468
Provisions for bonus	335		403
Provision for retirement cost	189		324
Provision of retirement allowance for officer	54		22
Legal welfare expenses	446		519
Welfare	164		204
Depreciation	289		275
Research and development	562		657
Rentals	186		215
Other taxes and dues	138		364
Communication	78		90
Traveling	203		239
Office supplies	40		214
Office expenses	11		12
Other commissions	791		783
Entertainment expenses	9		13
Other	137		157
Operating income	4,100	3.3	3,520	2.7

	For the year ended March 31,
	2002		2003
	¥ Millions	%	¥ Millions	%
Other income	8,336	6.7	6,431	5.0
Interest income	278		122
Dividend income	6,484		5,813
Foreign exchange gain, net	1,146		-
Other	427		495
Other expenses	1,195	1.0	2,699	2.1
Interest expense	457		197
Interest on corporate bonds	113		113
Sales discount	46		－
Foreign exchange loss, net	-		2,109
NYSE listing expense	470		-
Other	107		279
Recurring profit	11,242	9.0	7,252	5.6
Extraordinary gains	1,649	1.3	51	0.1
Gain on sale of fixed assets	7		8
Gain on sale of investment in affiliates	23		13
Gain on reversal of allowance for doubtful accounts	-		30
Recovery of losses on the investment	1,618		-
Extraordinary losses	3,758	3.0	1,016	0.8
Loss on disposal of property, plant and equipment	917		180
Loss on write-down of marketable securities	1,868		766
Loss on restructuring business	896		-
Other	76		68
Income before income taxes	9,132	7.3	6,288	4.9
Income taxes (Current)	3,881	3.1	761	0.6
Income taxes (Deferred)	(2,065)	(1.7)	561	0.5
Net income	¥7,316	5.9	¥4,965	3.8
Retained earnings brought forward from previous period	2,203		2,270
Unappropriated retained earnings from acquired company	-		82
Reversal of Land revaluation reserve	-		1
Dividend for the period	953		635
Unappropriated retained earnings for the period	¥8,566		¥6,684

Manufacturing costs statement

	For the year ended March 31,
	2002		2003
	¥ Millions	%	¥ Millions	%
Material cost	¥7,598	42.6	¥9,974	49.9
Amount paid to subcontractor	1,113	6.3	798	4.0
Labor cost	4,422	24.8	4,855	24.3
Charge	4,679	26.3	4,344	21.8
Total manufacturing costs incurred for the current term	17,814	100.0	19,972	100.0
Initial goods in process	386		196
Total	18,201		20,168
Transfer to other accounts	3,497		1,692
Ending work in process	196		179
Current cost of goods manufactured	¥14,507		¥18,295

Notes:

1. Labor cost includes the following:

Item	For the year ended March 31, 2002	For the year ended March 31, 2003
	Japanese Yen (million)	Japanese Yen (million)
Transfer to Accrued bonuses to employees	¥357	¥428
Transfer to reserve for retirement allowances	¥184	¥289

2. Distribution of charge includes the following:

Item	For the year ended March 31, 2002	For the year ended March 31, 2003
	Japanese Yen (million)	Japanese Yen (million)
Depreciation cost	¥1,183	¥981

3. Distribution of transfer to other accounts includes the following:

Item	For the year ended March 31, 2002	For the year ended March 31, 2003
	Japanese Yen (million)	Japanese Yen (million)
Liquidating sale	¥3,525	¥1,665
Loss from revaluation	(72)	(14)
Other	44	42
Total	¥3,497	¥1,692

Note: Liquidating sale includes sales to affiliates due to the transfer of production.

4. Valuation method of cost accounting

 Valuation method of cost accounting: Process cost system by product

(3) Allocation of Retained Earnings

	Year ended March 31, 2002	Year ended March 31, 2003
	(June 26, 2002)	(June 25, 2003)
	¥ Millions	¥ Millions
Unallocated profit	¥8,566	¥6,684
This will be allocated as follows;
Dividend payments (¥10/share)	635	953
Bonuses to directors and corporate auditors	60	68
General reserve	5,600	3,500
Total	6,295	4,521
Retained earnings to be carried forward	¥2,270	¥2,162

Notes: Brackets indicates the dates of the annual general meetings of shareholders.

Significant Accounting Principles: Year ended March 31, 2002

1. Valuation method of Securities

1) Held-to-maturity securities: Amortized cost method

2) Investments in subsidiaries and affiliates: Cost method, with cost determined by the moving average method

3) Other securities with fair market value:

Stated at market value method based on the market price at the end of the fiscal year. (Variance of the estimate is reported as net unrealized loss on securities. The cost of other securities sold is computed using the moving average method.)

Other securities without fair market value:

Stated at market value method by the moving average method

2. Valuation method of Derivatives: Stated based on the market value method

3. Valuation method of inventories

Finished goods, materials, work in progress:

Stated at the lower-of-cost-or-market with cost determined using the moving average method

Supplies:

Stated based on the last purchase method

4. Method of depreciation of fixed assets

1) Tangible fixed assets: Declining-balance method

 Stated based on the declining-balance method except for buildings purchased after April 1, 1998 (excluding fixtures), for which the fixed amount method is applied.

Major economic lives of tangible fixed assets are as follows:

Buildings and structures: 3 to 50 years

Machinery and equipment: 6 to 7 years

2) Intangible fixed assets: Fixed amount method

 Goodwill is amortized on the fixed amount method over five years, the maximum length under the Japanese Commercial Code.

 With respect to software for internal use, amortization is computed on the fixed amount method over the expected useful life (mainly 5 years).

5. Valuation method of deferred asset

1) Cost for the issuance of stock

   Recognized as expensed

6. Translation of assets and liabilities denominated in foreign currencies to the Japanese yen

 Assets and liabilities denominated in foreign currencies are translated at the exchange rate as of the fiscal year end with the resulting difference included in gains or losses.

7. Allocation of allowances

1) Allowances for doubtful accounts

 Appropriate allowances are allocated for receivables based on the historical loss experience and, in case of specific receivables, the amount of estimated loss is reviewed individually.

2) Allowances for bonuses to employees

 Nidec Corporation allocates allowances for bonuses to employees based on the estimated amount of payment.

3) Allowances for employees’ retirement allowance

 Allowances for employee retirement are allocated based on the projected benefit obligation and pension fund assets at the fiscal year end.

4) Allowances for retirement allowances for directors and corporate auditors

 Allowances for retirement allowances for directors and corporate auditors are allocated based on internal rules.

8. Leases

 Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are accounted for by a method similar to that applicable to operating leases.

9. Derivatives and hedge activities

1) Method of hedge accounting for deferred hedges

 Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates. Interest swaps and interest cap transactions are accounted for by treatment allowed under certain conditions.

2) Method and object of hedge

Method of hedge

Forward exchange contracts, interest cap and swaps transactions

Object of hedge

 Nidec Corporation manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables and borrowings with floating interest rates.

3) Hedge policy

 In order to reduce market risk exposures from fluctuations in foreign exchange rates and interest rates, Nidec Corporation has a comprehensive and flexible stance towards hedging.

4) Evaluation of effectiveness of hedge accounting

 With regard to forward exchange contracts, Nidec does not evaluate the effectiveness of hedge accounting if the denominated currency, the notional amount and the contract period are the same. With regard to interest swaps and interest cap transactions, where there are extraordinary conditions, the effectiveness of the hedge accounting will be evaluated as the condition meets requirements for allowed treatment. (Evaluation of hedge accounting effectiveness on interim settlement day is omitted).

10. Other important items for the preparation of financial statements

Accounting for consumption taxes: Consumption Taxes are excluded from revenues and expenses and recorded as asset or liability.

(Additional note)

 Treasury stock that was recognized as asset in the previous financial year (¥ 0 million) is now recognized as shareholders’ equity pursuant to the amendment of the concerned ordinance.

Current Fiscal Year (From April 1, 2002 to March 31, 2003)

1. Valuation method of Securities

1) Held-to-maturity securities: Amortized cost method

2) Investments in subsidiaries and affiliates: Cost method, with cost determined by the moving average method

3) Other securities with fair market value:

Stated based on the market value method based on the market price at the end of the fiscal year. (Variance of the estimate is reported as net unrealized loss on securities. The cost of other securities sold is computed using the moving average method.)

Other securities without fair market value:

Stated based on the market value method by the moving average method

2. Valuation method of derivatives: Stated based on the market value method

3. Valuation method of inventories

Finished goods, materials, work in progress:

Stated at the lower-of-cost-or-market with cost determined using the moving average method

Supplies:

Stated based on the last purchase method

4. Method of depreciation of fixed assets

1) Tangible fixed assets: Declining-balance method

 Stated based on the declining-balance method except for buildings purchased after April 1, 1998 (excluding fixtures), for which the fixed amount method is applied.

Major economic lives of tangible fixed assets are as follows:

Buildings and structures: 2 to 50 years

Machinery and equipment: 3 to 7 years

2) Intangible fixed assets: Fixed amount method

 Goodwill is amortized on the fixed amount method over five years, the maximum length under the Japanese Commercial Code.

 With respect to software for internal use, amortization is computed on the fixed amount method over the expected useful life (mainly 5 years).

5. Valuation method of deferred asset

1) Cost for the issuance of shares: Recognized as expensed

6. Translation of assets and liabilities denominated in foreign currencies to the Japanese yen

  Assets and liabilities denominated in foreign currencies are translated at the exchange rate as of the fiscal year end, with the resulting difference included in gains or losses.

7. Allocation of allowances

1) Allowances for doubtful accounts

Appropriate allowances are allocated for receivables based on the historical loss experience and, in case of specific receivables, the amount of estimated loss is reviewed individually.

2) Allowances for bonuses to employees

 Nidec Corporation allocates allowances for bonuses to employees based on the estimated amount of payment.

3) Allowances for employees’ retirement allowance

 Allowances for employee retirement are allocated based on the projected benefit obligation and pension fund assets at the fiscal year end.

4) Allowances for retirement allowances for directors and corporate auditors

 Allowances for retirement allowances for directors and corporate auditors are allocated based on internal rules.

8. Leases

 Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are accounted for by a method similar to that applicable to operating leases.

9. Derivatives and hedge activities

1)

 Method of hedge accounting for deferred hedges

  Assets and liabilities denominated in foreign currencies with foreign currency forward contracts are translated at forward contract rates. Interest swaps and interest cap transactions are accounted for by treatment allowed under certain conditions. Interest cap transactions are accounted for by treatment allowed under certain conditions.

2) Method and object of hedge

Method of hedge

Forward exchange contracts and interest cap transactions

Object of hedge

 Nidec Corporation manages its exposure to fluctuations in fair value and the fixed cash flow, such as foreign currency receivables and borrowings with floating interest rates.

3) Hedge policy

 In order to reduce market risk exposures from fluctuations in foreign exchange rates and interest rates, Nidec Corporation has a comprehensive and flexible stance towards hedging.

4) Evaluation of effectiveness of hedge accounting

 With regard to forward exchange contracts, Nidec does not evaluate the effectiveness of hedge accounting if the denominated currency, the notional amount and the contract period are the same. With regard to interest cap transactions, where there are extraordinary conditions, the effectiveness of the hedge accounting will be evaluated as the condition meets requirements for allowed treatment. (Evaluation of hedge accounting effectiveness on interim settlement day is omitted).

10. Other important items for the preparation of financial statements

1) Accounting for consumption taxes: Consumption Taxes are excluded from revenues and expenses and recorded as asset or liability.

2) “Accounting Standards on Treasury Stock and the Allocation of Legal Reserves” (Financial Accounting Standards No.1) (Accounting Standard Board of Japan) have been applied to our current non-consolidated financial statements since April 1, 2002. The effect of this change is not material. In addition, due to an amendment to the “Ordinance Concerning the Terminology, Forms and Preparation Method of Financial Statements”, the shareholder’s equity section of these consolidated financial statements has been prepared in accordance with the amended “Ordinance Concerning the Terminology, Forms and Preparation Method of Financial Statements”.

3) The new standard and guidelines for net income per share which was published by the government authorities is applied from April 1, 2002.

For the effect of this change, please see the notes to per share data.

 (Profit and loss statement)

Cash discount on sales that was a separate item in the previous year is included in others. Cash discount on sales for the current fiscal year is ¥0 million.

Notes to the Non-Consolidated Balance Sheets

1.Assets pledged as collateral and secured liability

	Japanese yen (Millions)
	As of March 31, 2002	As of March 31, 2003
Investment in securities	¥1,474	¥1,185
Secured liabilities with respect to the foregoing:
Current portion of long-term debt	450	450
Long-term debt	¥950	¥500

2.The price of advanced depreciation excluded from acquisition value is as fellows:

	Japanese yen (Millions)
	As of March 31, 2002	As of March 31, 2003
Building	¥26	¥26

3. Common stock

	Shares (Thousand)
	As of March 31, 2002	As of March 31, 2003
Authorized capital	240,000	240,000
Total issued and outstanding shares	63,563	63,574

4. Treasury shares

The number of treasury shares of common stock is 8,648.

5. Affiliate companies

Assets and liabilities regarding affiliate companies, excluding those classified, are as follows:

	Japanese yen (Millions)
	As of March 31, 2002	As of March 31, 2003
Current assets
Notes receivable	¥114	¥56
Accounts receivable	22,924	18,314
Other receivables	5,197	3,811
Current liabilities
Notes payable	145	0
Accounts payable	14,183	13,816
Accrued liabilities	¥416	¥207

6. Contingent liabilities

Japanese yen (Millions)
	As of March 31, 2002	As of March 31, 2003
Amount of debt securities from bank loans	¥11,933 (US$55,401 thousand and TB853,983 thousand)	¥9,456 (US$60,276 thousand and TB363,983 thousand)
(Affiliated companies)
Nidec America Corporation	799 (US$6,000 thousand)	-
Nidec Electronics (Thailand) Co., Ltd	5,451 (US$21,300 thousand and TB853,983 thousand)	3,840 (US$23,475 thousand and TB363,983 thousand)
Nidec Hi-Tech Motor (Thailand) Co., Ltd.	26 (US$200 thousand)	-
Nidec (Dalian) Limited	799 (US$6,000 thousand)	360 (US$3,000 thousand)
Nidec Shibaura (Zhejiang) Co., Ltd.	392 (Including US$1,101 thousand)
Nidec Philippines Corporation	2,710 (Including US$18,000 thousand)	3,918 (Including US$30,000 thousand)
Nidec Precision Philippines Corporation	-	880
Nidec Tosok (Vietnam) Co., Ltd.	540 (Including US$2,800 thousand)	456 (US$3,801 thousand)
(Other)
East Pacific Funding Corporation, Tokyo Branch Office	¥1,213
Total	¥11,933	¥9,456
	(US$55,401 thousand)	(US$60,276 thousand)
	(TB853,983 thousand)	(TB363,983 thousand)

7. Revaluation of land

Pursuant to the “Law Concerning Revaluation of Land” (Law No.34, promulgated on March 31, 1998) and the “Law to Partially Modify the Law Concerning Revaluation of Land” (Law No. 24, promulgated on March 31, 1999), land used for business purposes has been revalued. The amount of residual difference on revaluation is shown as “Revaluation difference of land” in shareholder’s equity on the balance sheets.

Revaluation was based on the appraisal value as stipulated in Clause 4, Article 2 of the Enforcement Regulations of the Law Concerning Revaluation of Land (Ordinance No. 119 enforced on March 31, 1998), and also on the land price calculated in accordance with the method specified by the Director-General of the National Tax Administration Agency for the purpose of reasonably adjusting the land price for computing the base of taxation of the land value tax as specified in Article 16 of the Land Value Tax Law (Law No. 69 of 1991).

Note:

Date of the revaluation of land: March 31, 2000

The difference between revalued book amount and the quotation as of March 31, 2002

¥465 million

The difference between revalued book amount and the quotation as of March 31, 2003

¥1,091 million

8. Matured notes on the fiscal year end

As of March 31, 2002

Nidec Corporation settles notes on the note clearance day. Since financial institutions were not open on the fiscal year end, the amounts of matured notes included in the consolidated balance sheet on fiscal year end are as follows:

Notes settled on note clearance day:

The following amounts are included in the consolidated balance sheet:

Notes receivable:

¥603 million

As of March 31, 2003

None.

Notes to Non-Consolidated Statements of Income

1. Affiliated companies

	Japanese yen (Millions)
	For the year ended March 31,
	2002	2003
Sales from affiliated companies	¥63,439	¥64,129
Purchase of product from affiliated companies	92,073	90,602
Interest received from affiliated companies	58	41
Dividend earned from affiliated companies	¥6,408	¥5,764

2. Transfer from other accounts

A part of cost of sales accounted for trial products were transferred from selling, general and administrative expense.

3. Amount of Research and Development expenses

	Japanese yen (millions)
	For the year ended March 31,
	2002	2003
Research and Development expenses included in selling, general and administrative expenses and cost of sales	¥3,967	¥4,643

4. Gain on sale of fixed assets

	Japanese yen (millions)
	For the year ended March 31,
	2002	2003
Buildings	¥0	¥0
Machinery and equipment	5	2
Tools, furniture and fixtures	1	3
Land	-	2
Total	¥7	¥8

5. Loss on disposal of fixed assets

	Japanese yen (millions)
	For the year ended March 31,
	2002		2003
	Loss on disposal	Loss on sale	Loss on disposal	Loss on sale
Buildings	¥662	¥ -	¥80	¥ -
Structures	8	-	-	-
Machinery and equipment	180	10	53	17
Vehicles and delivery equipment	0	-	0	-
Tools, furniture and fixtures	52	2	27	0
Total	¥904	¥13	¥162	¥17

6. Recovery of losses on investment

Amicable settlement regarding the disputes over Princeton Notes that we held reached finally and the amount recovered was accounted for as an income for the year ended March 31, 2002.

7. Loss on restructuring business

	Japanese yen (millions)
	For the year ended March 31,
	2002	2003
Loss from revaluation of investment in stocks from affiliated companies	¥591	-
Provision for doubtful accounts from affiliated companies	¥264	-
Loss on restructuring business from affiliated companies	¥41	-

Notes to Leases

1. Financial leases other than those, ownership of which are deemed to be transferred to lessees

Year ended March 31, 2002

1) Acquisition costs, accumulated depreciation and net leased property

			(millions)
	Acquisition costs	Accumulated depreciation	Net leased property
Machinery and vehicles	¥56	¥30	¥25
Tools, furniture and fixtures	1,034	584	450
Software	359	263	96
Total	¥1,450	¥878	¥572

Note: With regard to acquisition costs, due to the small proportion of future lease payments in tangible assets at the fiscal year end, future lease payments include the imputed interest payment.

2) Future lease payment at the fiscal year end

Due within one year	¥270 million
Due over one year	¥302 million
Total	¥572 million

Note: Due to the small proportion of future lease payments in the balance of tangible assets at the fiscal year end, future lease payments include the imputed interest expense payment.

3) Lease payments and depreciation

Lease payments	¥311 million
Depreciation	¥311 million

4) Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the fixed amount method in which the lease period is the period of depreciation and the remaining balance is zero.

Year ended March 31, 2003

1) Acquisition costs, accumulated depreciation and net leased property

			( millions)
	Acquisition costs	Accumulated depreciation	Net leased property
Buildings	¥59	¥1	¥58
Structures	5	0	5
Machinery and vehicles	56	39	16
Tools, furniture and fixtures	1,170	601	569
Software	265	226	39
Total	¥1,558	¥868	¥689

Note: With regard to acquisition costs, due to the small proportion of future lease payments in tangible assets at the fiscal year end, future lease payments include the imputed interest payment.

2) Future lease payment at the fiscal year end

Due within one year	¥263 million
Due over one year	¥426 million
Total	¥689 million

Note: Due to the small proportion of future lease payments in the balance of tangible assets at the fiscal year end, future lease payments include the imputed interest expense payment.

3) Lease payments and depreciation

Lease payments	¥305 million
Depreciation	¥305 million

4) Calculation of depreciation

Depreciation, which is not reflected in the consolidated statements of income, is calculated by the fixed amount method in which the lease period is the period of depreciation and the remaining balance is zero.

2. Operating leases (Lessee)

Year ended March 31, 2002

Future lease payments
Due within one year	¥3 million
Due over one year	7 million
Total	¥11 million

Year ended March 31, 2003

Future lease payments
Due within one year	¥3 million
Due over one year	4 million
Total	¥7 million

Notes to Marketable Securities

As of March 31, 2002

Marketable Securities of Subsidiaries and Affiliates

		(millions)
	Carrying amount	Market value	Balance
Investment in subsidiaries	¥42,239	¥48,707	¥6,468
Investment in affiliates	-	-	-
Total	¥42,239	¥48,707	¥6,468

As of March 31, 2003

Marketable Securities of Subsidiaries and Affiliates

		(millions)
	Carrying amount	Fair value	Balance
Investment in subsidiaries	¥42,586	¥65,279	¥22,693
Investment in affiliates	-	-	-
Total	¥42,586	¥65,279	¥22,693

Notes to Accounting for Income Taxes

1. Details for deferred tax assets and liabilities

	Japanese yen (millions)
	Year ended March 31, 2002	Year ended March 31, 2003
Deferred tax assets (current)
Disallowed provisions for bad debts	¥19	¥-
Disallowed provisions for bonus	198	287
Disallowed unpaid business tax	327	-
Write-down for inventories	80	34
Disallowed	5	-
Foreign tax credit to be unused	770	1,935
Disallowed loss on restructuring business	128	-
Disallowed accrued amount expense	3	85
Others	‐	66
Total	1,529	2,409

Deferred tax assets (non-current)
Valuation loss on investment securities	1,158	94
Valuation loss on subsidiaries shares	345	-
Disallowed depreciation	242	215
Disallowed loss on retirement of fixed assets	373	531
Accrued for retirement benefit to employees	218	543
Accrued retirement benefit to directors	205	242
Unrealized profit on disposal of investment securities	145	328
Others	‐	16
Total	2,687	1,971

Deferred tax assets, net	4,216	4,380

2. Details for the difference between statutory rate of taxation and obligation rate based on the tax effect accounting

	Year ended March 31, 2002	Year ended March 31, 2003
Statutory rate of taxation	42.0%	42.0%
（Adjustments）
Disallowed expenses such as entertainment	0.0	0.3
Disallowed profit such as dividend received	(2.4)	(3.0)
Foreign tax credit	(19.9)	(19.5)
Inhabitant tax per capita levy	0.3	0.5
Movement of deferred tax from the change of tax rate	-	1.3
Other	(0.1)	(0.6)
Obligation rate based on the tax effect accounting	19.9%	21.0%

As of March 31, 2003

The statutory rate of taxation on the basis of which deferred tax assets and liabilities are calculated has been changed from 42% to 40% for the year ended March 31, 2003 as the revision of the existing Local Tax Law became effective on March 31, 2003. As a result, net deferred tax assets after deducting deferred tax liabilities decreased by ¥98 million, provision for income taxes increased by ¥82 million and unrealized gains (losses) on securities, net of reclassification adjustment decreased by ¥16 million.

Notes to Per Share Data

Year ended March 31, 2002	Year ended March 31, 2003

Net asset value per share is ¥1,331.35.

Net income per share (common) is ¥115.11.

Net income per share (diluted) is ¥109.80.

Per share data are calculated by deducting number of treasury shares from total issued stocks starting this fiscal year.

Net asset value per share is ¥1,383.93.

Net income per share (common) is ¥77.04.

Net income per share (diluted) is ¥73.89.

The new standard and guidelines for net income per share which was published by the government authorities is applied from the current consolidated period.

The restated amount for earnings per share for the previous period are as follows.

Net asset value per share is ¥1,330.41.

Net income per share (common) is ¥114.17.

Net income per share (diluted) is ¥108.91.

Notes: The basic items for the calculation of Net income per share (common) and net income per share (diluted) are as follows.

	Fiscal year ended March 31, 2002	Fiscal year ended March 31, 2003
Net income per share (common)
Net income for the period (¥ million)	-	4,965
Amount not attributing to ordinary shareholders (¥ million)	-	68
(directors' bonuses as a appropriation of earnings)	-	68
Net income for common share (¥ million)	-	4,896
Average number of common share for the period (thousand shares)	-	63,565

Net income per share (diluted) after adjustment
Net income to be adjusted (¥ million)	-	69
(interest expenses and management expenses for bond issued after deducting relevant taxes)	-	69
Increased number of common shares (thousand shares)	-	3,657
(convertible bond)	-	3,657
Outlines for diluted shares excluded from the calculation of net income ineffectiveness of dilution	-	-

(Subsequent event)

Year ended March 31, 2002	Year ended March 31, 2003

At the annual shareholders’ meeting held on June 26, 2002, it was resolved that Nidec would acquire treasury stock (common shares) up to a limit of one million shares and at a total amount not exceeding ¥10 billion during the period starting from the closing of the said meeting until the closing of the next annual shareholders’ meeting, pursuant to Article 210 of the Commercial Code.

At the annual shareholders’ meeting held on June 25, 2003, it was resolved that Nidec would acquire treasury stock (common shares) up to a limit of one million shares and at a total amount not exceeding ¥10 billion during the period starting from the closing of the said meeting until the closing of the next annual shareholders’ meeting, pursuant to Article 210 of the Commercial Code.

At the annual shareholders’ meeting held on June 26, 2002, it was resolved that Nidec would introduce a stock option plan, pursuant to Articles 280-20 and 280-21 of the Commercial Code.	＿＿＿＿＿＿

Section 6 Outline of Share Handling of the Company

Fiscal year end	March 31
Shareholders meeting	June
Period in which the list of shareholders is unavailable for inspection	──────
Base date	March 31
Types of stock certificate	Stock certificate of 100 shares, 1,000 shares, 5,000 shares and 10,000 shares
Base date for interim dividend	September 30
Number of shares per unit	100 shares
Share transfer
Handled at:	The Sumitomo Trust & Banking Co., Ltd Transfer Agent Department 5-33, Kitahama 4-chome, Chuo-ku, Osaka, Japan
Handled by:	The Sumitomo Trust & Banking Co., Ltd 5-33, Kitahama 4-chome, Chuo-ku, Osaka, Japan
Agent:	The Sumitomo Trust & Banking Co., Ltd All branch office in Japan
Fee for share transfer	None
Issuing fee of new stock certificate:	Issuing of non-possesion stock certificate and reissuing of stock certificate due to losses: ¥300 per stock certificate
Purchase of share less than one unit
Handled at:	The Sumitomo Trust & Banking Co., Ltd Transfer Agent Department 5-33, Kitahama 4-chome, Chuo-ku, Osaka, Japan
Handled by:	The Sumitomo Trust & Banking Co., Ltd 5-33, Kitahama 4-chome, Chuo-ku, Osaka, Japan
Agent	The Sumitomo Trust & Banking Co., Ltd All branch office in Japan
Purchasing fee	Handling fee for trading of stocks, as separately stipulated.
Newspaper used for official announcement

Nihon Keizai Shimbun

The information with regard to balance sheet and the income statement stipulated in section 16, clause 3 of Japanese Commercial Code shall be provided through http://www.nidec.co.jp/kohkoku/index.html

Special privileges to shareholders	None

 (Note) From April 1, 2003,

Application fee for registration of loss of stock certificate : ¥10,000 per application

Handling fee of stock certificate concerning the application of registration of loss of stock certificate : ¥500 per stock certificate

Section 7 Filing information

Nidec Corporation filed the following documents with the Kanto Local Finance Bureau between April 1, 2002 and June 26, 2003.

(1) “Yukashoken-hokokusyo (Annual Securities Report)” and its attachments

Accounting period: From April 1, 2001 to March 31, 2002

Filing date: June 27, 2002

(2) “Hanki-hokokusyo (Interim Annual Securities Report)”

Accounting period: From April 1, 2002 to September 30, 2002

Filing date: December 16, 2002

(3) “Rinji-hokokusyo (Report of significant event)”

(a) Pursuant to Article 19, paragraph 2-2 of the cabinet order concerning corporate disclosure significant event to report: Signing of share exchange agreement

   Filing date: April 25, 2003

(b) Pursuant to Article 19, paragraph 2-2-2 of the cabinet order concerning corporate disclosure

   Filing date: May 14, 2003

   significant event to report: Issue of Warrant rights

(4) “Jikokabuken kaitsukejokyo-hokokusyo (Report of Treasury Stock)”

(a) Period covered in the report: From June 26, 2002 to June 30, 2002

   Filing date: July 15, 2002

(b) Period covered in the report: From July 1, 2002 to July 31, 2002

   Filing date: August 9, 2002

(c) Period covered in the report: From August 1, 2002 to August 31, 2002

   Filing date: September 9, 2002

(d) Period covered in the report: From September 1, 2002 to September 30, 2002

   Filing date: October 7, 2002

(e) Period covered in the report: From October 1, 2002 to October 31, 2002

   Filing date: November 8, 2002

(f) Period covered in the report: From November 1, 2002 to November 30, 2002

   Filing date: December 9, 2002

(g) Period covered in the report: From December 1, 2002 to December 31, 2002

   Filing date: January 9, 2003

(h) Period covered in the report: From January 1, 2003 to January 31, 2003

   Filing date: Feburualy 5, 2003

(i) Period covered in the report: From Feburualy 1, 2003 to Feburualy 28, 2003

   Filing date: March 7, 2003

(j) Period covered in the report: From March 1, 2003 to March 31, 2003

   Filing date: April 10, 2003

(k) Period covered in the report: From April 1, 2003 to April 30, 2003

   Filing date: May 8, 2003

(l) Period covered in the report: From May 1, 2003 to May 31, 2003

   Filing date: June 10, 2003

Chapter 2  Information on guarantors

 None

(Translation in English)

Report of Independent Auditors

June 25, 2003

To the Board of Directors

Nidec Corporation

ChuoAoyama Audit Corporation

Yukihiro Matsunaga, Partner and CPA

Yasushi Kozu, Partner and CPA

Yuji Mitani, Partner and CPA

We have audited the accompanying consolidated balance sheet of Nidec Corporation and its subsidiaries as of March 31, 2003, and the related consolidated statement of income, shareholders’ equity, and cash flows and supplementary schedules for the year then ended, to be in compliance with the Article 193-2 of the Securities and Exchange Law of Japan. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in Japan.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nidec Corporation and its subsidiaries as of March 31, 2003, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Japan.

We have no relationship with the company to be disclosed pursuant to the provision of the Certified Public Accountants Law of Japan.

(Translation in English)

Report of Independent Accountants

June 26, 2002

Mr. Shigenobu Nagamori

President & Representative Director

Nidec Corporation

ChuoAoyama Audit Corporation

Yukihiro Matsunaga, Partner and CPA

Yasushi Kozu, Partner and CPA

Yuji Mitani, Partner and CPA

We have audited the consolidated balance sheet of Nidec Corporation and its subsidiaries as of March 31, 2002, and the related consolidated statement of income, shareholders’ equity, and cash flows and supplementary schedules for the year then ended, included in “Accounting Information” section, to provide our opinion in compliance with the Article 193-2 of the Securities and Exchange Law of Japan.

In performing our procedures, we conformed to generally accepted auditing standards and have carried out the procedures that should normally be performed during the course of an audit.

As a result of our audit, the accounting standards and procedures applied by the Company and its consolidated subsidiaries are in conformity with the generally accounting principles for the preparation of consolidated financial statements and are consistent with the basis applied in the previous fiscal year, except for the changes described in the next paragraph, and that the disclosures within the consolidated financial statements have been prepared in accordance with the “ Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements(Ministry of Finance Ordinance No 28,1976)”.

As described in note 4. (1)③ of BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS, Nidec-Shinpo Corporation and two other consolidated subsidiaries changed their accounting method for inventory valuation from the cost method to the lower of cast or market method effective March 31, 2002. In our opinion, this change was based on reasonable justification as the change was made to further strengthen financial structures through a timely reflection on the drop in sales price for a short period due to the severe price competition.

The effects of this change were to decrease operating income, recurring profit and net income before income taxes by ¥34 million. The effects on segment information are as stated in note 6. (1) to Business Segment Information and in note 5. (2) to Geographic Segment Information.

As described in note 4 (2)① of BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS, Nidec Tosok Corporation’s factory in Yamanashi prefecture changed its depreciation method from the straight-line method, excluding buildings to the declining balance method effective March 31, 2002. In our opinion, this change was based on reasonable justification as the change was made to reflect periodic income and expenses more appropriately and conform the depreciation method except for buildings on a consolidation basis due to the remarkable increase in production output, the high capacity-operating rate and the fast return of capital invested.

By the effects of this change, depreciation expense increased by ￥134 million and operating income, recurring profit and net income before income taxes decreased by ￥131 million each, as compared with the case on which the previous method was adopted. The effects on segment information are as stated in note 6 (2) to Business Segment Information and in note 6 (2) to Geographic Segment Information.

Accordingly, in our opinion, the consolidated financial statements referred to above present fairly the financial position of Nidec Corporation as of March 31, 2002 and result of operation and cash flows for the year then ended.

We have no relationship with the Company to be disclosed pursuant to the provision of the Certified Public Accountants Law of Japan.

(Translation in English)

Report of Independent Auditors

June 25, 2003

To the Board of Directors

Nidec Corporation

ChuoAoyama Audit Corporation

Yukihiro Matsunaga, Partner and CPA

Yasushi Kozu, Partner and CPA

Yuji Mitani, Partner and CPA

We have audited the non-consolidated balance sheet of Nidec Corporation as of March 31, 2003, and the related non-consolidated statement of income, shareholders’ equity, and cash flows and supplementary schedules for the year then ended, included in “Accounting Information“ section, to be in compliance with the Article 193-2 of the Securities and Exchange Law of Japan. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in Japan.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the non-consolidated financial position of Nidec Corporation as of March 31, 2003, and the non-consolidated result of operation and cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

We have no relationship with the company to be disclosed pursuant to the provision of the Certified Public Accountants Law of Japan.

(Translation in English)

Report of Independent Accountants

June 26, 2002

Mr. Shigenobu Nagamori

President & Representative Director

Nidec Corporation

ChuoAoyama Audit Corporation

Yukihiro Matsunaga, Partner and CPA

Yasushi Kozu, Partner and CPA

Yuji Mitani, Partner and CPA

We have audited the non-consolidated balance sheet of Nidec Corporation as of March 31, 2002, and the related non-consolidated statement of income, shareholders’ equity, and cash flows and supplementary schedules for the year then ended, included in “Accounting Information” section, to provide our opinion in compliance with the Article 193-2 of the Securities and Exchange Law of Japan.

In performing our procedures, we conformed to generally accepted auditing standards and have carried out the procedures that should normally be performed during the course of an audit.

As a result of our audit, the accounting standards and procedures applied by the Company are in conformity with the generally accounting principles for the preparation of non-consolidated financial statements and are consistent with the basis applied in the previous fiscal year, and that the disclosures within the non-consolidated financial statements have been prepared in accordance with the “ Regulations Concerning the Terminology, Forms and Preparation Methods of Non-Consolidated Financial Statements(Ministry of Finance Ordinance No 28,1976)”.

Accordingly, in our opinion, the non-consolidated financial statements referred to above present fairly the financial position of Nidec Corporation as of March 31, 2002 and result of operation and cash flows for the year then ended.

We have no relationship with the Company to be disclosed pursuant to the provision of the Certified Public Accountants Law of Japan.